Management’s Discussion & Analysis
For the three and nine months ended September 30, 2021 and 2020

Q3 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis (“MD&A”) dated November 3, 2021 for Kirkland Lake Gold Ltd. (the “Company”) and as defined in the section entitled “Business Overview”, contains information that management believes is relevant to an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations for the three and nine months ended September 30, 2021 and 2020. The MD&A should be read in conjunction with the unaudited Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2021 and 2020, the annual audited Consolidated Financial Statements for the years ended December 31, 2020 and 2019, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"), as well as the annual MD&A and Annual Information Form ("AIF") for the year ended December 31, 2020.

FORWARD LOOKING STATEMENTS
This MD&A may contain forward-looking statements and should be read in conjunction with the risk factors described in the “Risk and Uncertainties” and “Forward Looking Statements” sections at the end of this MD&A and as described in the Company’s Annual Information Form for the year ended December 31, 2020. Additional information including this MD&A, Interim Financial Statements for the three and nine months ended September 30, 2021, the audited Consolidated Financial Statements for the year ended December 31, 2020, the Company’s Annual Information Form for the year ended December 31, 2020, and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Kirkland Lake Gold Ltd. profile at www.sedar.com, www.sec.gov/edgar, www.asx.com.au and on the Company’s website (www.kl.gold).

NON – IFRS MEASURES
Certain non-IFRS measures are included in this MD&A, including adjusted net cash provided by operating activities, free cash flow, adjusted free cash flow, operating cash costs and operating cash costs per ounce sold, sustaining and growth capital expenditures, all-in sustaining costs (“AISC”) and AISC per ounce sold, average realized gold price per ounce sold, adjusted net earnings and adjusted net earnings per share, earnings before interest, taxes and depreciation and amortization (“EBITDA”) and working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. The Company believes that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from its operations. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.

The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses (“G&A”); Plant and Equipment (“PE”); Gold (“Au”); Troy Ounces (“oz”); Grams per Tonne (“g/t”); Million Tonnes (“Mt”); Square Kilometre (“km2”); Metres (“m”); Kilo Tonnes (“kt”); and Life of Mine (“LOM”). Throughout this MD&A the reporting periods for the three months ended September 30, 2021 and September 30, 2020 are abbreviated as Q3 2021 and Q3 2020 respectively, while the reporting period for the three months ended June 30, 2021 is abbreviated as Q2 2021.

REPORTING CURRENCY
All amounts are presented in U.S. dollars ("$") unless otherwise stated. References in this document to “C$” are to Canadian dollars and references to "A$" are to Australian dollars. Unless otherwise specified, all tabular amounts are expressed in thousands of U.S. dollars, except per share or per ounce amounts.

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Q3 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS

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BUSINESS OVERVIEW

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, the “Company” or “Kirkland Lake Gold”) is a growing, Canadian, U.S. and Australian-listed, gold producer with assets in Canada and Australia. The Company’s production is anchored by three high-quality, cornerstone assets. These assets include two high-grade underground mining operations, the Macassa mine (“Macassa”) located in northeastern Ontario, Canada and the Fosterville mine (“Fosterville”), located in the state of Victoria, Australia, as well as the Detour Lake Mine (“Detour Lake”), a large-scale open-pit mining operation located in Northern Ontario. Detour Lake was obtained by the Company on January 31, 2020 through the acquisition of Detour Gold Corporation (“Detour Gold”). The Company also owns the Holt Complex, which includes three wholly owned mines, the Taylor mine (“Taylor”), Holt mine (“Holt”) and Holloway mine (“Holloway”), as well as a central milling facility, the Holt mill. Operations at the Holt Complex were suspended effective April 2, 2020 and are currently on care and maintenance. The Company’s business portfolio also includes assets in the Northern Territory of Australia. These assets, which are comprised of the Cosmo mine (“Cosmo”), Union Reefs mill (“Union Reefs”) as well as a number of exploration properties, are also currently on care and maintenance.

The Company conducts extensive exploration activities on its land holdings in Canada and Australia. The current exploration programs are focused on extending known zones of mineralization and testing for new discoveries in order to increase the level of Mineral Resources and Mineral Reserves at its three operating assets in support of future organic growth.

A key component of the Kirkland Lake Gold’s business is its commitment to safe, responsible mining. Consistent with this commitment, the Company is an industry leader in reducing greenhouse gas emissions, has made significant investments to enhance the safety and minimize the impacts of tailings facilities, and has increased the effectiveness of its reclamation programs. Early in 2021, the Company pledged to achieve net-zero carbon emissions by 2050 or earlier and followed that pledge with a commitment to invest $75 million per year for five years on technology, innovation and in providing community support. Key areas of focus for these investments is advancing and commercializing alternative fuels and energies, creating the mines of the future through greater use of digitization, automation, connectivity, and investing in communities in such key areas as mental health, homelessness, addiction, senior care and youth training and development.

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MERGER OF EQUALS AGREEMENT WITH AGNICO EAGLE MINES LIMITED

On September 28, 2021, the Company and Agnico Eagle Mines Limited (“Agnico Eagle”) announced that the two companies had entered into an agreement to combine in a merger of equals (the “Merger”), with the combined company to continue under the name Agnico Eagle Mines Limited. The Merger is expected to create an industry leader among senior gold producers with low unit costs, high margins, the most favourable risk profile and industry-leading best practices in key areas of environmental, social and governance (“ESG”). Upon closing of the Merger, the new Agnico Eagle is expected to have $2.3 billion of available liquidity, a large mineral reserve base which has doubled over the last 10 years, and an extensive pipeline of development and exploration projects to drive sustainable, low-risk growth.

The Merger will result in consolidation within one of the world’s leading gold regions, the Abitibi-Greenstone Belts of northeastern Ontario and northwestern Quebec, which will provide the new Agnico Eagle with significant value creation opportunities through synergies and other business improvement initiatives. Additionally, the Company will be uniquely established as the only gold producer in Nunavut and will also be well positioned internationally with profitable and prospective assets in Australia, Finland, and Mexico.

The combination of Agnico Eagle and Kirkland Lake Gold brings together two leading producers in growing per share value in key metrics such as production, mineral reserves, cash flow and net asset value. Both companies also share a strong commitment to returning capital to shareholders, with a total of $1.6 billion being returned through dividend payments and share repurchases since the beginning of 2020 (on a pro forma basis).

The Merger will be effected by way of a plan of arrangement (the “Arrangement”). At closing, all Kirkland Lake Gold common shares will be exchanged for the 0.7935 of an Agnico Eagle common share, for each Kirkland Lake Gold common share held, with existing Agnico Eagle and Kirkland Lake Gold shareholders expected to own approximately 54% and 46% of the combined company, respectively. The joint management information circular dated October 29, 2021 has been posted to the Company’s website and filed on its profile on SEDAR. The Arrangement will require the approval of at least 66 2/3% of the votes cast by the shareholders of Kirkland Lake Gold voting at a special meeting of shareholders on November 26, 2021. The issuance of shares by Agnico Eagle under the Merger is subject to the approval of a simple majority of votes cast by Agnico Eagle shareholders at a special meeting of shareholders, also to be held on November 26, 2021.

Canadian Competition Act approval was received on October 4, 2021. Additionally, Agnico Eagle and Kirkland Lake Gold have received relief from the Australian Securities and Investments Commission from compliance with the prospectus and secondary sale requirements of Part 6D.2 and Part 6D.3 of the Australian Corporations Act. The Merger is also subject to other closing conditions customary in transactions of this nature, including receipt of Foreign Acquisitions and Takeovers Act 1975 (Cth) (Australia), Ontario court approval and applicable stock exchange approvals. Subject to shareholder approval and the satisfaction of all other conditions, the Merger is expected to close either in December 2021 or in the first quarter of 2022.

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FOREIGN EXCHANGE RATES

After weakening sharply against the US dollar in Q1 2020, concurrent with the emergence of the COVID-19 pandemic, the Canadian and Australian dollars began strengthening against the US dollar starting in Q2 2020 with this trend continuing through the remainder of 2020 and into Q2 2021. As a result, the average exchange rates for Q3 2021 included C$ to US$ of $1.26 and A$ to US$ of $1.36. These exchange rates compared to $1.33 and $1.40, respectively, in Q3 2020 and $1.23 and $1.30, respectively, in Q2 2021. Compared to Q3 2020, changes in exchange rates in Q3 2021 resulted in an increase in operating cash costs(1) of approximately $7 million, operating cash costs per ounce sold(1) of $20, and AISC per ounce sold(1) of $28, sustaining capital expenditures(1) of approximately $3 million and growth capital expenditures(1) of approximately $5 million. Compared to Q2 2021, exchange rate changes reduced operating cash costs(1) by approximately $4 million, operating cash costs per ounce sold(1) by $12 and AISC per ounce sold(1) by $16, sustaining capital expenditures(1) of approximately $2 million and growth capital expenditures(1) of approximately $3 million. For YTD 2021, the average exchange rates included C$ to US$ of $1.25 and A$ to US$ of $1.32, which compared to $1.35 and $1.48, respectively, in YTD 2020. Compared to YTD 2020, exchange rates in YTD 2021 increased operating cash costs(1) by approximately $35 million, operating cash costs per ounce sold(1) by $33 and AISC per ounce sold(1) by $44, sustaining capital expenditures(1) of approximately $16 million and growth capital expenditures(1) of approximately $24 million.

(1)The Foreign Exchange Rates discussion includes references to Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of this MD&A.

EXECUTIVE SUMMARY

The MD&A document provides a detailed review of information relevant to an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations. This section is intended to assist readers interested in a condensed, summary review of the Company's performance for the three and nine months ended September 30, 2021. This section should be read in conjunction with the remainder of the MD&A, which discusses among other things, risk factors impacting the Company.

(in 000's of dollars, except per share amounts)	Three Months Ended			Nine Months Ended
	September 30, 2021	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2020
Revenue	$666,978	$632,843	$662,736	$1,881,560	$1,768,556
Production costs	164,620	136,023	159,726	494,427	439,030
Earnings before income taxes	341,485	295,316	339,126	916,594	815,123
Net earnings	$254,946	$202,022	$244,167	$660,306	$555,132
Basic earnings per share	$0.96	$0.73	$0.91	$2.48	$2.06
Diluted earnings per share	$0.96	$0.73	$0.91	$2.47	$2.05
Cash flow from operating activities	$322,993	$431,119	$330,571	$861,737	$894,859
Cash investment on mine development and PPE	$181,203	$155,428	$199,344	$546,022	$394,220

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(in 000's of dollars, except per share amounts)	Three Months Ended			Nine Months Ended
	September 30, 2021	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2020
Tonnes milled	6,454,757	6,144,753	6,143,064	18,549,961	16,126,140
Average Grade (g/t Au)	1.9	1.8	2.0	1.9	2.0
Recovery (%)	94.9%	95.3%	95.3%	94.7%	95.6%
Gold produced (oz)	370,101	339,584	379,195	1,052,144	1,000,218
Gold Sold (oz)	372,100	331,959	364,575	1,044,704	1,017,935
Averaged realized price ($/oz sold)(1)	$1,791	$1,907	$1,814	$1,798	$1,734
Operating cash costs per ounce sold ($/oz sold)(1)	$438	$406	$431	$466	$407
AISC ($/oz sold)(1)	$740	$886	$780	$785	$804
Adjusted net earnings(1)	$241,312	$254,003	$246,937	$656,019	$657,088
Adjusted net earnings per share(1)	$0.91	$0.92	$0.92	$2.46	$2.43
Free cash flow(1)	$141,790	$275,691	$131,227	$315,715	$500,639
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of this MD&A.

Q3 2021 Operating Performance

(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of this MD&A.

Gold production in Q3 2021 totalled 370,101 ounces compared to production of 339,584 ounces in Q3 2020 and record quarterly production of 379,195 ounces the previous quarter. The 9% increase in production from Q3 2020 was driven by record quarterly production at Detour Lake in Q3 2021 of 189,233 ounces, a 35% increase from Q3 2020, reflecting record mill throughput of 6,197,915 tonnes and a 28% improvement in the average grade to 1.04 grams per tonne. Production at Fosterville in Q3 2021 totalled 134,772 ounces, above target levels for the quarter due mainly to continued grade outperformance in the Swan Zone. The 134,772 ounces of production in Q3 2021 compared to 161,489 ounces in Q3 2020 and 157,993 ounces the previous quarter. The change in production from Q2 2021 largely reflected a greater impact from grade outperformance during the previous quarter as well as changes to mine sequencing with high-grade Swan Zone stopes initially planned for Q4 2021 being advanced into Q2 2021. Production at Macassa in Q3 2021 was below target levels, totalling 46,097 ounces compared to 38,028 ounces in Q3 2020 and 55,322 ounces the previous quarter. The increase in production from Q3 2020 mainly reflected a higher average grade in Q3 2021 compared to the same period a year earlier when operations were impacted by excessive heat in the mine and ongoing protocols related to the Company’s COVID-19 response. The reduction in production from Q2 2021 reflected lower tonnes processed due largely to higher levels of underground maintenance and reduced equipment availability, as well as the impact of a lower than planned average grade due mainly to changes to mine sequencing.

Production costs in Q3 2021 totalled $164.6 million compared to $136.0 million in Q3 2020 and similar to $159.7 million the previous quarter. The increase from Q3 2020 was largely at Detour Lake and reflected higher ore tonnes drawn and

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processed, the impact of increased diesel prices and other haulage costs, increased mill maintenance and contractor expenses as well as the impact of a stronger Canadian dollar.

Operating cash costs per ounce sold(1) averaged $438 in Q3 2021 compared to $406 in Q3 2020 and $431 in Q2 2021. Close to two-thirds of the increase from Q3 2020 related to the impact of exchange rate changes year over year. Operating cash costs per ounce sold(1) at Fosterville were better than expected, averaging $170 versus $142 in Q3 2020 and $162 the previous quarter. The change from both prior periods largely related to a planned reduction in sales volumes based on a lower expected average grade. Operating cash cost per ounce sold(1) at Detour Lake averaged $601 in Q3 2021, a 5% improvement from $634 in Q3 2020 and slightly better than $610 the previous quarter. The improvement from both Q3 2020 and Q2 2021 was driven by record sales volumes in Q3 2021 as well as the impact of changes in gold inventories. Operating cash costs per ounce sold(1) at Macassa averaged $657 compared to $648 in Q3 2020 and $586 in Q2 2021. The increase in operating cash costs per ounce sold(1) at Macassa compared to the previous quarter largely related to higher maintenance and contractor costs and the impact of lower sales volumes on unit costs.

AISC per ounce sold(1) averaged $740 in Q3 2021, a 16% improvement from $886 in Q3 2020, despite the impact of a stronger Canadian and Australian dollar, and 5% lower than $780 in Q2 2021. The reduction in AISC per ounce sold(1) from both prior periods mainly reflected lower than planned levels of sustaining capital expenditures(1). AISC per ounce sold(1) at Fosterville averaged $337 in Q3 2021 versus $349 in Q3 2020 and $353 the previous quarter. Sustaining capital expenditures(1) at Fosterville totalled $11.4 million ($78 per ounce sold), which compared to $18.1 million ($117 per ounce) in Q3 2020 and $14.5 million ($102 per ounce sold) in Q2 2021. The level of sustaining capital expenditures(1) during Q3 2021 reflected reduced capital development as well as the timing for mobile equipment procurement. AISC per ounce sold(1) at Detour Lake in Q3 2021 were a record $937, 26% lower than $1,259 in Q3 2020 and 6% lower than $996 the previous quarter. The improvement from Q3 2020 mainly resulted from a reduction in sustaining capital expenditures(1), to $51.8 million ($288 per ounce sold) compared to $80.7 million ($586 per ounce sold) for the same period in 2020 and $55.6 million ($334 per ounce sold) the previous quarter. The change from Q3 2020 largely reflected lower sustaining capital expenditures(1) related to deferred stripping and tailings management. AISC per ounce sold(1) at Macassa averaged $859 in Q3 2021 compared to $1,081 in Q3 2020 and $848 the previous quarter. Sustaining capital expenditures(1) at Macassa in Q3 2021 totalled $6.0 million ($133 per ounce sold) versus $14.1 million ($357 per ounce sold) for the same period in 2020 and $10.9 million ($197 per ounce sold) in Q2 2021. The change in sustaining capital expenditures(1) from both prior periods largely related to lower levels of capital development and the timing for the delivery of new mobile equipment.

Q3 2021 Financial Results and Condition

(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of this MD&A.

Revenue in Q3 2021 totalled $667.0 million, a $34.2 million or 5% increase from Q3 2020. The increase in revenue from Q3 2020 resulted from a $77 million favourable impact from higher gold sales, which was only partially offset by a $43 million reduction related to rate factors mainly reflecting a lower average realized gold price(1) in Q3 2021 compared to the same period in 2020 ($1,791 per ounce versus $1,907 per ounce in Q3 2020). Gold sales in Q3 2021 increased 12% to 372,100 ounces from 331,959 ounces in Q3 2020, with the increase largely reflecting record production at Detour Lake. Q3 2021 revenue of $667.0 million compared to revenue of $662.7 million the previous quarter, as a $14 million favourable impact from higher gold sales (372,100 ounces in Q3 2021 versus 364,575 ounces in Q2 2021) was largely offset by a $10 million

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unfavourable impact from rate factors mainly due to a lower average realized gold price(1) ($1,791 per ounce in Q3 2021 versus $1,814 per ounce the previous quarter).

Net cash provided by operating activities in Q3 2021 totalled $323.0 million compared to $431.1 million in Q3 2020 and $330.6 million the previous quarter. The change in net cash provided by operating activities versus Q3 2020 mainly resulted from higher income taxes paid in Q3 2021 and changes in non-cash operating working capital, which more than offset the favourable impact of higher net earnings in Q3 2021. Compared to the previous quarter, the change in net cash provided by operating activities was mainly due to changes in non-cash operating working capital, which more than offset the impact of lower cash income taxes paid.

Free cash flow(1) totalled $141.8 million in Q3 2021 versus $275.7 million in Q3 2020 and $131.2 million the previous quarter. The change from Q3 2020 mainly reflected lower net cash from operating activities as well as higher capital expenditures, while the increase from Q2 2021 was due to lower capital expenditures quarter over quarter.

Net earnings in Q3 2021 totalled a record $254.9 million, a 26% increase from $202.0 million in Q3 2020 and 4% higher than the previous quarterly record of $244.2 million in Q2 2021. Compared to Q3 2020, the increase in net earnings was driven by higher revenue, lower rehabilitation costs, a reduction in the effective tax rate, the favourable impact of other income of $2.5 million in Q3 2021 versus other loss of $23.5 million for the same period in 2020, with other loss in Q3 2020 mainly resulting from foreign exchange losses and lower care and maintenance and rehabilitation costs. During Q3 2020, net earnings were reduced by a $32.6 million increase in environmental remediation provisions, included in rehabilitation costs, resulting from a new three-year water rehabilitation program in the Northern Territory assets. The lower effective tax rate in Q3 2021 (25.3% versus 31.6% in Q3 2020) mainly resulted from a $15.6 million net tax recovery related to maximizing the use of eligible tax deductions under the Ontario Mining Tax Act following a restructuring of the Company's Canadian corporate entities effective January 2, 2021. These factors more than offset higher production costs, depletion and depreciation expense and expensed exploration costs in Q3 2021 compared to Q3 2020. A lower effective tax rate, higher revenue and reduced levels of depletion and depreciation expense and Corporate G&A costs were the key factors accounting for the change in net earnings compared to the previous quarter.

Earnings per share was a record $0.96 in Q3 2021, 32% higher than $0.73 in Q3 2020 and a 5% increase from $0.91 in Q2 2021. The increase from both prior periods resulted mainly from higher net earnings, with a favourable contribution also coming from a reduction in average shares outstanding reflecting the impact of share repurchases through the Company’s normal course issuer bid (“NCIB”) and Automatic Share Purchase Plan ("ASPP"). Average basic shares outstanding totalled 265.3 million shares in Q3 2021, 275.3 million shares in Q3 2020 and 267.1 million shares in Q2 2021.

Adjusted net earnings(1) in Q3 2021 totalled $241.3 million ($0.91 per share) compared to $254.0 million ($0.92 per share) in Q3 2020 and $246.9 million ($0.92 per share) the previous quarter. The main difference between net earnings and adjusted net earnings(1) in Q3 2021 was the exclusion from adjusted net earnings(1) of the $15.6 million net tax recovery related to claiming processing allowance deductions under the Ontario Mining Tax Act, foreign exchange gains, costs attributed to non-operating assets, mainly in the Northern Territory, systems implementation costs as well as COVID-19 related costs. The difference between net earnings and adjusted net earnings(1) in Q3 2020 mainly related to the exclusion from adjusted net earnings(1) of the $32.6 million increase in environmental remediation provisions, foreign exchange losses, as well as restructuring and severance costs, mainly at the Holt Complex, included in care and maintenance expense. There was no material difference between net earnings and adjusted net earnings(1) in Q2 2021.

Capital expenditures(1) in Q3 2021 totalled $157.9 million (excluding capitalized exploration expenditures), with sustaining capital expenditures(1) accounting for $69.4 million and growth capital expenditures(1) totalling $88.5 million. Of the $88.5 million of growth capital expenditures(1) in Q3 2021, $56.3 million was at Detour Lake, with $22.5 million related to deferred stripping and the remainder to continued progress with key growth projects and business improvement initiatives. Growth capital expenditures(1) at Macassa totalled $29.2 million, with $10.9 million related to the #4 Shaft project, which ended the quarter over a month ahead of schedule and on track for completion in late 2022. The remaining growth capital expenditures(1) at Macassa in Q3 2021 largely related to an ongoing ventilation expansion project and underground development in support of the #4 Shaft project. Growth capital expenditures(1) at Fosterville totalled $3.1 million, which largely related to construction of a surface refrigeration plant and land procurement.

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Exploration expenditures totalled $39.4 million in Q3 2021, including $31.5 million of capitalized expenditures and $7.9 million of expensed exploration expenditures, which compared to $27.4 million ($24.9 million of capitalized expenditures and $2.5 million of expensed expenditures) in Q3 2020 and $45.7 million ($38.7 of capitalized expenditures and $7.0 million of expensed expenditures) the previous quarter. As outlined below, the Company achieved significant exploration success at all three of its cornerstone assets during Q3 2021.
◦Detour Lake: New drill results provided additional evidence of a broad and continuous corridor of mineralization extending from the Main Pit through the Saddle Zone to the planned West Pit to a depth of at least 800 metres.
◦Macassa: New drill results highlighted the potential to add significant new Mineral Reserves and Mineral Resources in the South Mine Complex (“SMC”), with high-grade intersections reported outside of the existing deposit to the east, south and north, as well as up and down dip; The new results also included high-grade intersections in the area where the SMC merges with the Amalgamated Break, as well as the identification of potential new high-grade lenses to the southeast and in the footwall of the main SMC structure.
◦Fosterville: New exploration results demonstrated the substantial potential to discover new high-grade mineralized areas and extensions; The results included the intersection of high-grade quartz with visible gold (“VG”) down-plunge of the Swan Zone up to 500 metres from existing Mineral Reserves in the Lower Phoenix system, as well as at Cygnet 150 metres footwall to Swan Zone, and 1,000 metres down-plunge of existing Mineral Reserves at Robbin’s Hill.

•10.1-million-ounce increase in Measured and Indicated (“M&I”) Mineral Resources at Detour Lake: Open-pit, M&I Mineral Resources at Detour Lake increased 10,061,000 ounces or 216% to 14,718,000 ounces as at July 26, 2021 (572.0 million tonnes at average grade of 0.80 g/t) as part of a Mid-Year 2021 Mineral Resource update; New open-pit M&I Mineral Resource estimates include 12,214,000 ounces (386.5 million tonnes at an average grade of 0.98 g/t) at a cut-off grade of 0.50 g/t, with an additional 2,505,000 ounces (185.5 million tonnes at an average grade of 0.42 g/t) of low-grade Mineral Resources at a cut-off grade of 0.35 g/t/; The significant increase in Mineral Resources is expected to drive solid growth in Mineral Reserves as part of the December 31, 2021 Mineral Reserve and Mineral Resource statement to be released in the first quarter of 2022.

•Committed to returning capital to shareholders: $175.3 million was returned to shareholders during Q3 2021 through share repurchases and dividend payments; 3,092,100 shares were repurchased for $125.3 million through the Automatic Share Purchase Plan (“ASPP”) with $50.0 million being paid for the Q2 2021 quarterly dividend, paid on July 14, 2021 to shareholders of record on June 30, 2021; ASPP suspended on September 29, 2021 following the announcement of the Company’s planned merger of equals with Agnico Eagle.

•Significant financial strength: Cash totalled $822.4 million with no debt at September 30, 2021 versus $858.4 million at June 30, 2021.

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YTD 2021 Operating Performance

(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of this MD&A.

Gold production in YTD 2021 totalled 1,052,144 ounces compared to 1,000,218 ounces in YTD 2020. Production at Detour Lake totalled 501,844 ounces versus 363,614 ounces for eight months in YTD 2020 after the Detour Lake acquisition on January 31, 2020 (410,110 ounces for full YTD 2020)). On a comparable basis, higher levels of production at Detour Lake mainly reflected a 19% improvement in the average grade and a 17% increase in tonnes processed. Production at Macassa in YTD 2021 totalled 148,855 ounces, a 14% increase from the same period in 2020 reflecting a higher average grade and increased tonnes processed. At Fosterville, production totalled 401,445 ounces compared to 476,459 ounces for YTD 2020. The change in production from YTD 2020 reflected a lower average grade consistent with the Company’s previously stated plan to reduce production at Fosterville with the intention of creating a more sustainable operation over a longer period while the Company continues its extensive exploration program. Consolidated production in YTD 2020 also included 29,391 ounces from the Holt Complex, almost all of which was in the first quarter prior to operations being suspended effective April 2, 2020.

Production costs in YTD 2021 totalled $494.4 million (including $5.1 million of COVID-19 related costs) versus $439.0 million (including $14.2 million of COVID-19 related costs) in YTD 2020, with approximately two-thirds of the increase resulting from stronger Canadian and Australian dollars in YTD 2021 versus the same period in 2020. Included in production costs in YTD 2020 was $260.9 million at Detour Lake for the eight months ended September 30, 2020 (production costs totalled $283.6 million at Detour Lake for the full YTD 2020). The impact of only eight months of production costs at Detour Lake was offset by $36.1 million of production costs included in YTD 2020 related to the Holt Complex.

Operating cash costs per ounce sold(1) averaged $466 in YTD 2021 compared to $407 for the same period in 2020 with stronger Canadian and Australian dollars in YTD 2021 accounting for the majority of the increase. Operating cash costs per ounce sold(1) at Fosterville averaged $184 in YTD 2021 versus $132 in YTD 2020, with a strong Australian dollar, higher mine production costs reflecting increased tonnes drawn and the impact of a lower average grade on sales volumes in YTD 2021 largely accounting for the increase. Operating cash costs per ounce sold(1) at Detour Lake averaged $647 in YTD 2021 versus $630 in YTD 2020, with the increase largely reflecting a stronger Canadian dollar in YTD 2021. Excluding the impact of exchange rates, operating cash costs per ounce sold(1) at Detour Lake improved year over year as the favourable impact of a higher average grade and tonnes processed on sales volumes more than offset higher mining and milling costs compared to YTD 2020. At Macassa, operating cash costs per ounce sold(1) averaged $645 compared to $573 for the same period in 2020 with the increase largely related to a lower proportion of underground mining costs being allocated to capital expenditures in YTD 2021 as well as the impact of a stronger Canadian dollar in YTD 2021.

AISC per ounce sold(1) averaged $785 in YTD 2021 compared to $804 in YTD 2020. AISC per ounce sold(1) at Fosterville averaged $367 versus $311 in YTD 2020 with the increase largely reflecting exchange rate changes as well as the impact of a lower average grade on sales volumes, which more than offset reduced levels of sustaining capital expenditures. AISC per ounce sold(1) at Detour Lake averaged $994, a 14% improvement from $1,156 in YTD 2020 as the impact of a stronger Canadian dollar was more than offset by lower sustaining capital expenditures(1) in YTD 2021 largely due to reduced

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expenditures for deferred stripping and tailings management. AISC per ounce sold(1) at Macassa averaged $884 versus $915 for the same period in 2020, with the year-over-year improvement driven by higher sales volumes as well as lower sustaining capital expenditures(1) due largely to reduced levels of capital development and equipment procurement in YTD 2021.

YTD 2021 Financial Results

(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of this MD&A.

Revenue in YTD 2021 totalled $1,881.6 million, an increase of $113.0 million or 6% from $1,768.6 million in YTD 2020. Of the increase in revenue, $67 million related to a favourable impact from rate factors, reflecting a 4% increase in the average realized gold price(1), to $1,798 per ounce in YTD 2021 from $1,734 per ounce for the same period in 2020. The remaining $46 million of revenue growth versus YTD 2020 resulted from a 3% increase in gold sales, to 1,044,704 ounces in YTD 2021 versus 1,017,935 ounces for the same period in 2020.

Net cash provided by operating activities in YTD 2021 totalled $861.7 million compared to $894.9 million, with the favourable impact of higher net earnings in YTD 2021 more than offset by higher income taxes paid and a reduction related to changes in non-cash operating working capital.

Free cash flow(1) totalled $315.7 million versus $500.6 million in YTD 2020 with the reduction mainly resulting from lower net cash provided by operating activities as well as a significant increase in growth capital expenditures(1) in YTD 2021 in support of a number of key growth projects at Detour Lake and Macassa.

Net earnings in YTD totalled $660.3 million, a 19% increase from $555.1 million in YTD 2020. The increase in net earnings compared to the same period a year earlier mainly reflected revenue growth and the favourable impact of a lower effective tax rate. Also contributing to the year-over-year increase were the reduction in YTD 2020 net earnings resulting from $33.8 million of pre-tax transaction fees mainly related to the Detour Gold acquisition on January 31, 2020, the $32.6 million increase in environmental remediation provisions in Q3 2020, included in rehabilitation costs, the favourable impact of $3.1 million of other income in YTD 2021 versus other loss of $31.4 million pre-tax in YTD 2020, with the $31.4 million other loss largely reflecting foreign exchange losses, as well as lower costs related to the Company’s COVID-19 response. These factors were only partially offset by higher production costs and depletion and depreciation expense in YTD 2021 as well as an increase in expensed exploration costs.

Earnings per share in YTD 2021 totalled $2.48, a 20% increase from $2.06 in YTD 2020. In addition to higher net earnings, the increase in earnings per share year over year also resulted from a reduction in average shares outstanding to 266.5 million shares from 269.9 million shares in YTD 2020.

Adjusted net earnings(1) in YTD 2021 totalled $656.0 million ($2.46 per share) similar to the net earnings for the period of $660.3 million ($2.48 per share) and compared to adjusted net earnings(1) in YTD 2020 of $657.1 million ($2.43 per share). The small difference between net earnings and adjusted net earnings(1) in YTD 2021 related to the exclusion from adjusted net earnings(1) of the $15.6 million net tax recovery in Q3 2021 related to maximizing the use of eligible tax deductions under the Ontario Mining Tax Act following a restructuring of the Company's Canadian corporate entities, as well as foreign

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exchange gains and gains on warrants in YTD 2021. Largely offsetting the impact of these factors was the exclusion from adjusted net earnings(1) of costs attributed to non-operating assets, systems implementation costs, write-offs related to property, plant and equipment at Holt Complex and costs related to the Company’s COVID-19 response. The difference between net earnings and adjusted net earnings(1) in YTD 2020 related to the exclusion from adjusted net earnings(1) of $33.8 million of pre-tax transaction costs mainly related to the Detour Gold acquisition, the $32.6 million pre-tax increase in environmental remediation provisions in Q3 2020, foreign exchange losses, COVID-19 related costs, as well as restructuring and severance costs resulting from the suspension of operations in the Northern Territory and at the Holt Complex.

Capital expenditures(1) in YTD 2021 totalled $428.6 million (excluding capitalized exploration expenditures), with sustaining capital expenditures(1) accounting for $211.3 million and growth capital expenditures(1) totalling $217.3 million. Of the $217.3 million of growth capital expenditures(1) in YTD 2021, $137.0 million related to Detour Lake with deferred stripping accounting for $66.4 million and the remainder largely reflecting investments in the tailing management area, process plant as well as construction of a new assay lab, airfield and other surface infrastructure. Growth capital expenditures(1) at Macassa totalled $72.2 million, with $32.7 million related to the #4 Shaft project. Growth capital expenditures(1) at Fosterville totalled $6.8 million, mainly related to construction of a surface refrigeration plant and transformer station, as well as land procurement.

Exploration expenditures totalled $127.5 million, including $107.1 million of capitalized expenditures and $20.4 million of expensed exploration expenditures, which compared to $87.0 million of exploration and evaluation expenditures in YTD 2020, including $76.2 million of capitalized expenditures and $10.8 million of expensed exploration expenditures.

$333.9 million returned to shareholders in YTD 2021, including $183.6 million for the repurchase of 4,466,200 shares through the Company’s NCIB (of which 3,392,100 shares were repurchased for $137.2 million through the ASPP), with an additional $150.4 million used for three quarterly dividends, each totalling $0.1875 per share, with the Q2 2021 dividend paid on July 14, 2021 to shareholders of record on June 30, 2021.

(1)The Executive Summary section includes references to Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of this MD&A.

FULL-YEAR 2021 GUIDANCE

The Company’s full-year guidance for 2021 was announced in a press release dated December 10, 2020 and was maintained at both the Company’s Q1 2021 and Q2 2021 board meetings. Included in the Company’s consolidated guidance for the year is target production of 1,300,000 – 1,400,000 ounces (1,369,652 ounces produced in 2020), operating cash costs per ounce sold(1) of $450 – $475 ($404 in 2020) and AISC per ounce sold(1) of $790 – $810 ($800 in 2020). After the first nine months of 2021, the Company’s YTD 2021 results included AISC per ounce sold averaging better than the guidance range for the year, operating cash costs per ounce in line with guidance and production on track to achieve the top end of full-year 2021 guidance. Also included in full-year 2021 consolidated guidance is higher growth capital expenditures(1), with the expected increase mainly at Detour Lake reflecting a shift of deferred stripping costs from sustaining capital expenditures(1) to growth capital expenditures(1), resulting from a significant stripping campaign being completed in 2021 as part of Phase 4, which will support production in future years. In addition, also contributing to higher expected growth capital expenditures at Detour Lake were a number of growth capital projects, including investments in mill improvements, increased tailings capacity, completion of an assay lab (construction commenced in 2020), and air strip and other enhancements to site infrastructure. In aggregate, the Company's total capital expenditure(1) guidance for full-year 2021, including both sustaining capital expenditures(1) and growth capital expenditures(1) totalled $530 - $585 million. The Company entered the final quarter of the year on track to achieve this guidance range despite a $40 million unfavourable impact on capital expenditures(1) from exchange rates in YTD 2021. Exploration expenditure guidance for full-year 2021 totals $170 – $190 million, with extensive exploration programs being carried out at all three of the Company’s cornerstone assets. The Company ended YTD 2021 on track to achieve the low end of full-year 2021 guidance for exploration expenditures.

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Full-Year 2021 Guidance

($ millions unless otherwise stated)(1)	Macassa	Detour Lake	Fosterville	Consolidated
Gold production (kozs)	220 – 255	680 – 720	400 – 425	1,300 - 1,400
Operating cash costs/ounce sold ($/oz)(2)	$450 - $470	$580 - $600	$230 - $250	$450 - $475
AISC/ounce sold ($/oz)(2)				$790 - $810
Operating cash costs ($M)(2)				$600 - $630
Royalty costs ($M)				$82 - $88
Sustaining capital ($M)(2)(3)				$280 - $310
Growth capital ($M)(2)(3)				$250 - $275
Exploration ($M)(4)				$170 - $190
Corporate G&A ($M)(5)				$50 - $55

(1)The Company’s 2021 guidance assumes an average gold price of $1,800 per ounce as well as a US$ to C$ exchange rate of 1.31 and a US$ to A$ exchange rate of 1.39. Assumptions used for the purposes of guidance may prove to be incorrect and actual results may differ from those anticipated.
(2)See “Non-IFRS Measures” set out starting on page 37 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital.
(3)Capital expenditures exclude capitalized depreciation.
(4)Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration. Also includes capital expenditures for the development of exploration drifts.
(5)Excludes share-based payment expense (including expense related to share price changes).

YTD 2021 Results

($ millions unless otherwise stated)(1)	Macassa	Detour Lake	Fosterville	Consolidated
Gold production (kozs)	148,855	501,844	401,445	1,052,144
Operating cash costs/ounce sold ($/oz)(2)	$645	$647	$184	$466
AISC/ounce sold ($/oz)(2)				$785
Operating cash costs ($M)(2)				$487.2
Royalty costs ($M)				$63.2
Sustaining capital ($M)(2)(3)				$211.3
Growth capital ($M)(2)(3)				$217.3
Exploration ($M)(4)				$127.5
Corporate G&A ($M)(5)				$44.7

(1)Average exchange rates in YTD 2021 included a US$ to C$ exchange rate of $1.25 and a US$ to A$ exchange rate of $1.32.
(2)See “Non-IFRS Measures” set out starting on page 37 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital.
(3)Capital expenditures exclude capitalized depreciation.
(4)Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration. Also includes capital expenditures for the development of exploration drifts.
(5)Excludes share-based payment expense (including expense related to share price changes).

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▪Gold production in YTD 2021 totalled 1,052,144 ounces, with the Company ending the first nine months of 2021 on track to achieve of the top half of the full-year 2021 consolidated production guidance of 1,300,000 – 1,400,000 ounces. Production at Fosterville of 401,445 ounces, significantly higher than target levels for the first nine months of the year, largely driven by grade outperformance in the Swan Zone. At September 30, 2021, Fosterville had already achieved the low end of the full-year 2021 guidance of 400,000 – 425,000 ounces, with the mine now expected to end the year with production of approximately 500,000 ounces or higher. Production at Detour Lake in YTD 2021 totalled 501,844 ounces, in line with expected levels, with the mine now targeting the top half of the full-year 2021 production guidance of 680,000 – 720,000 ounces. Production at Macassa in YTD 2021 totalled 148,855 ounces, below target levels for the first nine months of the year due largely to reduced equipment availability caused by increased maintenance requirements, poor battery performance and delays in receiving new batteries, with the result being lower tonnes produced, reduced operating development meters and a lower average grade resulting largely from changes to mine sequencing. While production is expected to increase from the Q3 2021 level in the final quarter of the year, the mine is not expected to reach the low end of the full-year 2021 guidance range of 220,000 - 255,000 ounces, with the mine now targeting 190,000 - 210,000 ounces of production for the year.

▪Production costs for YTD 2021 totalled $494.4 million, while operating cash costs(1) totalled $487.2 million, with operating cash costs(1) increased $35 million due to stronger Canadian and Australian dollars compared to the assumed exchange rates in the Company’s guidance. Based on the impact of exchange rates, the Company expects operating cash costs(1) to end the year somewhat higher than the full-year 2021 guidance range of $600 - $630 million, though the Company remains well positioned to achieve full-year 2021 guidance for operating cash costs per ounce sold(1) (see below).

▪Operating cash costs per ounce sold(1) for YTD 2021 averaged $466, better than planned levels for the nine months of the year and in line with full-year 2021 guidance of $450 – $475 despite a $33 per ounce unfavourable impact from stronger Canadian and Australian dollars versus levels assumed in the Company’s full-year 2021 guidance. Operating cash costs per ounce sold(1) at Fosterville averaged $184 in YTD 2021 compared to full-year 2021 guidance of $230 – $250, with the significant outperformance largely related to the favourable impact of significant grade outperformance on production and sales volumes. Fosterville entered the final quarter of the year on track to beat its operating cash costs per ounce sold guidance for full-year 2021. Operating cash costs per ounce sold(1) at Detour Lake averaged $647, higher than the guidance range of $580 – $600, due largely to the impact of exchange rates as well as higher diesel and electricity costs and increased costs for mill maintenance. Operating cash costs per ounce sold at Detour Lake in Q4 2021 are expected to improve from the Q3 2021 level of $601, with full-year 2021 operating cash costs per ounce sold(1) expected to end the year at or slightly above the top end of the guidance range for full-year 2021. Operating cash costs per ounce sold(1) at Macassa averaged $645 in YTD 2021 versus full-year 2021 guidance of $450 – $470. Macassa is not expected to achieve full-year 2021 guidance due largely to the impact of exchange rates as well as lower than planned production and sales. As outlined above, the Company remains on track to achieve full-year 2021 consolidated operating cash costs per ounce sold(1) guidance of $450 – $475.

▪AISC per ounce sold(1) for YTD 2021 averaged $785, better than the full-year 2021 guidance range of $790 – $810 despite a $49 per ounce sold unfavourable impact from exchange rate movements. The better than expected AISC per ounce sold(1) in YTD 2021 resulted from higher than planned sales volumes and lower than expected sustaining capital expenditures at Fosterville, where AISC per ounce sold(1) averaged $367 in YTD 2021. AISC per ounce sold(1) in YTD 2021 averaged $994 at Detour Lake and $884 at Macassa. Both operations are targeting improved levels of AISC per ounce sold during the final quarter of the year. At September 30, 2021, the Company remained on track to meet, and potentially beat, full-year 2021 consolidated AISC per ounce sold(1) of $790 – $810.

▪Royalty costs for YTD 2021 totalled $63.2 million and continues to target full-year 2021 royalty costs of $82 – $88 million.

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▪Total capital expenditures(1) in YTD 2021 totalled $428.6 million, with sustaining capital expenditures(1) accounting for $211.3 million (versus guidance of $280 – $310 million) and growth capital expenditures(1) totalling $217.3 million (versus full-year 2021 guidance of $250 – $275 million). Sustaining capital expenditures were lower than planned despite a $16 million unfavourable impact from stronger Canadian and Australian dollars largely reflecting timing differences in completing capital development and equipment procurement at Fosterville and Macassa. Of the $217.3 million of growth capital expenditures(1), which included a $24 million unfavourable impact from exchange rates, $137.0 million were at Detour Lake, including $66.4 million related to deferred stripping with the remaining $70.6 million related to the procurement of mobile equipment and projects involving the tailing management area, process plant as well as construction of a new assay lab and airfield. Growth capital expenditures(1) at Macassa totalled $72.2 million, with $32.7 million related to the #4 Shaft project, which reached 6,100 feet of advance as at September 30, 2021, and $12.9 million for a ventilation expansion project involving development of two ventilation raises, with an additional $11.6 million related to lateral development from the mine towards the #4 shaft location. Growth capital expenditures(1) at Fosterville totalled $6.8 million largely related to construction of a surface refrigeration plant and land procurement. In aggregate, including both sustaining and growth capital expenditures(1), the Company’s guidance for total capital expenditures in full-year 2021 is $530 - $585 million, with the Company entering the final quarter of the year on track to achieve the top end of the guidance range, despite the impact of exchange rates.

▪Exploration expenditures for YTD 2021 totalled $127.5 million and ended Q3 2021 on track to achieve the low end of full-year 2021 guidance of $170 - $190 million despite a $10 million unfavourable exchange rate impact during YTD 2021. Of the $127.5 million of exploration expenditures in YTD 2021, $63.2 million was at Fosterville where drilling and development continued in the Lower Phoenix System, as well as at Robbin’s Hill, Cygnet and Harrier. Exploration expenditures at Macassa in YTD 2021 totalled $30.1 million with drilling mainly targeting the continued expansion of the SMC and testing targets along the Amalgamated Break. Detour Lake accounted for $29.3 million of exploration expenditures in YTD 2021, with remaining exploration expenditures mainly related to drilling at Holt Complex and regional targets in Northern Ontario.

▪Corporate G&A expense for YTD 2021 totalled $44.7 million, with the Company continuing to target full-year 2021 Corporate G&A costs of $50 – $55 million.
(1)The Full-Year 2021 Guidance section includes references to Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of this MD&A.

EXTERNAL PERFORMANCE DRIVERS

The Company’s results of operations, financial position, financial performance and cash flows are affected by various business conditions and trends. The variability of gold prices, fluctuating currency rates and increases and/or decreases in costs of materials and consumables associated with the Company’s mining activities are the primary economic factors that have impacted financial results during the three and nine months ended September 30, 2021. The Company’s key internal performance drivers are production volumes and costs which are discussed throughout this MD&A. The key external performance drivers are the price of gold and foreign exchange rates.

Gold Price

The price of gold is a significant external factor affecting profitability and cash flow of the Company and therefore, the financial performance of the Company is expected to be closely linked to the price of gold. The price of gold is subject to volatile fluctuations over short periods of time and can be affected by numerous macroeconomic conditions, including supply and demand factors, value of the US dollar, interest rates, and global economic and political issues.

At September 30, 2021, the gold price closed at $1,743 per ounce (based on the closing price on the London Bullion Market Association (“LBMA”) pm fix), which compared to the closing gold price of $1,888 per ounce on December 31, 2020 and $1,887 per ounce at September 30, 2020. The Company’s average realized gold price(1) for Q3 2021 was $1,791 per ounce versus $1,907 per ounce in Q3 2020 and $1,814 per ounce the previous quarter. For YTD 2021, the average realized gold price was $1,798 per ounce versus $1,734 per ounce for the same period in 2020.

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Kirkland Lake Gold does not have a precious metals hedging program and management believes the Company is well positioned to benefit from potential increases in the price of gold while continuing to focus on cost management and mine efficiencies from its existing mines in order to mitigate against gold price decreases.

Foreign Exchange Rates

The Company’s reporting currency is the US dollar; however, the operations are located in Canada and Australia. The functional currency of the Company and its Canadian subsidiaries up to December 31, 2020 was the Canadian dollar; the functional currency for all of the Australian subsidiaries is the Australian dollar. Consequently, the Company’s operating results are influenced significantly by changes in the US dollar exchange rates against these currencies. Weakening or strengthening Canadian and Australian dollars respectively decrease or increase costs in US dollar terms at the Company’s Canadian and Australian operations, as a large portion of the operating and capital costs are denominated in Canadian and Australian dollars.

The Company elected to change the tax reporting currency of its Canadian subsidiaries from the Canadian to the United States dollar effective January 1, 2021. This change in tax reporting currency resulted in a re-assessment of the primary and secondary factors under IAS 21 “The Effects of Changes in Foreign Exchange Rates” and led to the conclusion that the functional currency of the Canadian entities is the United States dollar. Effective December 31, 2020, the functional currency of the Company's Canadian entities changed from the Canadian dollar to the United States dollar, with the change applied on a prospective basis.

As at September 30, 2021, the US dollar closed at $1.2678 against the Canadian dollar (compared to $1.3319 at September 30, 2020 and $1.2731 at December 31, 2020) and at $1.3839 against the Australian dollar (compared to $1.3965 at September 30, 2020 and $1.2997 at December 31, 2020). The average rates for Q3 2021 for the US dollar against the Canadian and Australian dollars were $1.2595 and $1.3615, respectively, versus $1.3321 and $1.3987, respectively, in Q3 2020 and $1.2282 and $1.2990, respectively, the previous quarter.

As with gold prices, currency rates can be volatile and fluctuations can occur as a result of different events, including and not limited to, global economies, government intervention, interest rate changes and policies of the U.S., Canadian and Australian governments. As at September 30, 2021, the Company did not have a foreign exchange hedging program in place.
(1)The External Performance Drivers section includes references to Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of this MD&A.

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REVIEW OF FINANCIAL PERFORMANCE

The following discussion provides key summarized consolidated financial and operating information for the three and nine months ended September 30, 2021 and 2020, as well as for the three months ended June 30, 2021.

(in thousands of dollars, except per share amounts)	Three Months Ended			Nine Months Ended
	September 30, 2021	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2020

Revenue	$666,978	$632,843	$662,736	$1,881,560	$1,768,556

Production costs	(164,620)	(136,023)	(159,726)	(494,427)	(439,030)
Royalty expense	(22,457)	(21,481)	(22,369)	(63,220)	(61,988)
Depletion and depreciation	(108,956)	(86,707)	(111,348)	(324,404)	(262,132)
Earnings from mine operations	370,945	388,632	369,293	999,509	1,005,406

Expenses
General and administrative[1]	(17,775)	(20,409)	(20,184)	(50,302)	(53,108)
Transaction costs	(989)	707	—	(989)	(33,131)
Exploration	(7,902)	(2,498)	(7,079)	(20,467)	(10,813)
Care and maintenance	(3,580)	(14,256)	(4,093)	(11,869)	(23,716)
Rehabilitation costs	(864)	(32,626)	(286)	(390)	(35,074)
Earnings from operations	339,835	319,550	337,651	915,492	849,564

Finance and other items
Other income (loss), net	2,526	(23,453)	2,016	3,118	(31,412)
Finance income	266	1,524	297	810	5,239
Finance costs	(1,142)	(2,305)	(838)	(2,826)	(8,268)

Earnings before income taxes	341,485	295,316	339,126	916,594	815,123
Current income tax expense	(68,437)	(66,097)	(45,279)	(156,687)	(195,247)
Deferred tax expense	(18,102)	(27,197)	(49,680)	(99,601)	(64,744)

Net earnings	$254,946	$202,022	$244,167	$660,306	$555,132

Basic earnings per share	$0.96	$0.73	$0.91	$2.48	$2.06
Diluted earnings per share	$0.96	$0.73	$0.91	$2.47	$2.05

Weighted average number of common shares outstanding (in 000's)
Basic	265,268	275,280	267,074	266,477	269,941
Diluted	265,375	275,471	267,189	267,294	270,146
(1)General and administrative expense for Q3 2021 (Q3 2020 and Q2 2021) include general and administrative expenses of $14.3 million ($11.2 million and $16.9 million) and share based payment expense of $3.5 million ($9.2 million and $3.3 million).

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Revenue

Revenue: Q3 2021 vs Q3 2020
($ Millions)
$750
$500
$250
$0
$77
-$43
$632.8
$667.0
Q3 2020
Volume
Rate(1)
Q3 2021

Revenue: Q3 2021 vs Q2 2021
($ Millions)
$750
$500
$250
$0
$662.7
$14
-$9
$667.0
Q2 2021
Volume
Rate(1)
Q3 2021

(1)Rate factors include the impact of changes in the average realized gold price(1) as well as any impact related to changes in foreign exchange rates. In Q3 2021, rate factors reduced revenue by approximately $43 million versus Q3 2020, virtually all of which related to the impact from an reduction in the average realized gold price(1). Compared to Q2 2021, rate factors reduced revenue by approximately $10 million, approximately $9 million of which related to a lower average realized gold price(1) compared to the previous quarter, with approximately $1 million due to exchange rate changes. Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of this MD&A.

Revenue in Q3 2021 totalled $667.0 million, a $34.2 million or 5% increase from Q3 2020. The increase in revenue from Q3 2020 resulted from a $77 million favourable impact from higher gold sales, which was only partially offset by a $43 million reduction related to rate factors, reflecting a lower average realized gold price(1) in Q3 2021 compared to the same period in 2020 ($1,791 per ounce versus $1,907 per ounce in Q3 2020). Gold sales in Q3 2021 increased 12% to 372,100 ounces from 331,959 ounces in Q3 2020, with the increase largely reflecting record production at Detour Lake. Gold sales at Detour Lake in Q3 2021 totalled 180,016 ounces, an increase of 42,384 ounces or 31% from Q3 2020. Gold sales at Macassa totalled 45,484 ounces, 5,896 ounces or 15% higher than the same period in 2020. Gold sales at Fosterville totalled 146,600 ounces compared to 154,739 ounces in Q3 2020. The reduction in gold sales at Fosterville was consistent with the plan to transition to a lower production profile to create a more sustainable operation while the mine continues to advance its extensive exploration programs.

Q3 2021 revenue of $667.0 million compared to revenue of $662.7 million the previous quarter, as a $14 million favourable impact from higher gold sales (372,100 ounces in Q3 2021 versus 364,575 ounces in Q2 2021) was largely offset by a $10 million unfavourable impact from rate factors mainly due to a lower average realized gold price(1) ($1,791 per ounce in Q3 2021 versus $1,814 per ounce the previous quarter). Gold sales at Detour Lake in Q3 2021 increased 13,642 ounces or 8% from 166,374 ounces in Q2 2021, with gold sales at Fosterville increasing to 146,600 ounces from 142,600 ounces the previous quarter. Gold sales at Macassa totalled 45,484 ounces compared to 55,601 ounces in Q2 2021 with the reduction mainly reflecting the impact of lower mill throughput on production and sales volumes.

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Revenue: YTD 2021 vs YTD 2020
($ Millions)
$2,000
$1,600
$1,200
$800
$1,768.6
$46
$67
$1,881.6
YTD 2021
Volume
Rate(1)
YTD 2021

(1)Rate factors include the impact of changes in the average realized gold price(1) as well as any impact related to changes in foreign exchange rates. In YTD 2021, rate factors increased revenue by $67 million versus YTD 2020, virtually all of which related to an increase in the average realized gold price(1). Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of this MD&A.

Revenue in YTD 2021 totalled $1,881.6 million, an increase of $113.0 million or 6% from $1,768.6 million in YTD 2020. Of the increase in revenue, $67 million related to a favourable impact from rate factors, reflecting a 4% increase in the average realized gold price(1), to $1,798 per ounce in YTD 2021 from $1,734 per ounce for the same period in 2020. The remaining $46 million increase of revenue growth resulted from a 3% increase in gold sales, to 1,044,704 ounces in YTD 2021 versus 1,017,935 ounces for the same period in 2020. Of the 1,044,704 ounces of gold sales in YTD 2021 487,502 ounces was from Detour Lake, which compared to 384,270 ounces for the eight months from January 31, 2020 to September 30, 2020. Gold sales from Fosterville totalled 406,650 versus 465,742 ounces in YTD 2020, reflecting the impact of higher average grades on production and sales volumes in 2020. Gold sales at Macassa totalled 150,552 ounces, 12% higher than 134,681 ounces a year earlier, when production and sales were impacted by both reduced operations in Q2 2020 as part of the Company’s COVID-19 response and excessive heat in the mine in Q3 2020. Also contributing to gold sales in YTD 2020 were 33,242 ounces of gold sales from the Holt Complex related to production prior to operations being suspended effective April 2, 2020.

Net Earnings and Adjusted Net Earnings(1)

Net Earnings and Earnings Per Share

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Net earnings in Q3 2021 totalled a record $254.9 million ($0.96 per share), a 26% increase from $202.0 million in Q3 2020 ($0.73 per share). The 26% increase in net earnings from Q3 2020 was driven by revenue growth, reflecting higher gold sales, lower rehabilitation costs, a reduction in the effective tax rate, the favourable impact of other income of $2.5 million in Q3 2021 versus other loss of $23.5 million for the same period in 2020 and lower care and maintenance costs. On an after-tax basis, the increase in revenue contributed $23.4 million or $0.08 per share to net earnings growth. The reduction in rehabilitation costs had a $21.7 million or $0.08 per share favourable impact on net earnings compared to Q3 2020 and related to the $32.6 million increase in environmental remediation provisions in Q3 2020 resulting from a new three-year water rehabilitation program in the Northern Territory assets. The reduction in the effective tax rate, to 25.3% from 31.6% in Q3 2020, also increased net earnings by $0.08 per share and related mainly to the $15.6 million net tax recovery from maximizing the use of deductions under the Ontario Mining Tax Act following a restructuring of the Company's Canadian corporate entities effective January 2, 2021. The $26.0 million pre-tax change in other income/loss compared to Q3 2020 increased net earnings by $17.8 million or $0.06 per share on an after-tax basis and mainly resulted from $23.6 million of pre-tax foreign exchange losses recorded in Q3 2020 reflecting the strengthening of the Canadian and Australian dollars against the US dollar during the quarter. Lower care and maintenance costs in Q3 2021 had a favourable after-tax impact of $7.3 million or $0.03 per share and largely reflected the impact of severance and restructuring costs in Q3 2020, mainly related to the Holt Complex. In addition, a reduction in average shares outstanding, to 265.3 million in Q3 2021 from 275.3 million for the same period in 2020, increased earnings per share by $0.03 compared to Q3 2020. The reduction in average shares outstanding versus Q3 2020 mainly resulted from the repurchase of 12.3 million shares from the beginning of Q3 2020 to the end of Q3 2021 through the Company’s NCIB, including the ASPP as of June 2021.

Partially offsetting the favourable impact of these factors were higher production costs and depletion and depreciation expense, largely reflecting higher business volumes compared to Q3 2020. On an after-tax basis, higher production costs reduced net earnings by $19.5 million or $0.07 per share, while higher depletion and depreciation expense lowered net earnings by $15.2 million or $0.06 per share.

Net earnings in Q3 2021 of $254.9 million ($0.96 per share) increased 4% from $244.2 million ($0.91 per share) in Q2 2021. On an after-tax basis, the $10.8 million or $0.05 per share increase in net earnings from the previous quarter mainly resulted from a lower effective tax rate, which increased net earnings by $9.1 million or $0.03 per share, a $3.1 million or $0.01 per share impact from higher revenue versus Q2 2021, as well as lower depletion and depreciation expense and Corporate G&A costs, which both increased earnings by $1.7 million or $0.01 per share. Partially offsetting these favourable factors was a $3.5 million or $0.01 per share reduction from higher production costs.

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Net earnings in YTD totalled $660.3 million ($2.48 per share), a 19% increase from $555.1 million ($2.06 per share) in YTD 2020. The increase in net earnings compared to the same period a year earlier mainly reflected revenue growth, a lower effective tax rate, a reduction in rehabilitation and transaction costs, lower care and maintenance expense and the impact of other income of $3.1 million in YTD 2021 versus other loss of $31.4 million in YTD 2020. On an after-tax basis, increased revenue had a $77.0 million or $0.29 per share favourable impact on growth in net earnings in YTD 2021. A lower effective rate (28.0% in YTD 2021 versus 31.9% in YTD 2020) increased net earnings by $36.1 million or $0.13 per share. The lower effective tax rate mainly resulted from a $15.6 million net tax recovery in Q3 2021, as well as the impact of favourable adjustments resulting from re-assessments of prior year tax returns in Q2 2021. Other factors contributing to net earnings growth year over year were a $23.6 million or $0.09 favourable after-tax impact from the $32.6 million increase in environmental remediation provisions in Q3 2020, included in YTD 2020 rehabilitation costs, as well as a $21.9 million or $0.08 per share impact related to the $33.8 million of pre-tax transaction fees in YTD 2020 mainly related to the Detour Gold acquisition on January 31, 2020. The $34.5 million pre-tax change in other income/loss compared to YTD 2020 increased YTD 2021 net earnings by $23.5 million or $0.09 per share on an after-tax basis and mainly resulted from $23.5 million pre-tax of foreign exchange losses recorded in Q3 2020. Also having a favourable impact on the change in net earnings in YTD 2021 versus YTD 2020 were the impact of lower COVID-19 related costs in YTD 2021 ($3.5 million after tax in YTD 2021 compared to $9.8 million after tax in YTD 2020), as well as a reduction in average shares outstanding (266.5 million shares in YTD 2021 versus 269.9 million shares in YTD 2020). Both factors contributed $0.02 per share to the increase in earnings per share year over year.

Partially offsetting the favourable impact of these factors were higher production costs and depletion and depreciation expense, largely reflecting higher business volumes in YTD 2021 compared to YTD 2020. On an after-tax basis, higher production costs reduced net earnings by $37.7 million or $0.14 per share, while higher depletion and depreciation expense lowered net earnings by $42.4 million or $0.16 per share.

Adjusted Net Earnings(1)

Adjusted net earnings(1) in Q3 2021 totalled $241.3 million ($0.91 per share) compared to $254.0 million ($0.92 per share) in Q3 2020 and $246.9 million ($0.92 per share) the previous quarter. The main difference between net earnings and adjusted net earnings(1) in Q3 2021 was the exclusion from adjusted net earnings(1) of the $15.6 million net tax recovery related to maximizing the use of eligible tax deductions under Ontario Mining Tax Act following a restructuring of the Company's Canadian corporate entities effective January 2, 2021. In addition, also excluded from adjusted net earnings(1) in Q3 2021 were foreign exchange gains of $6.0 million ($4.2 million after tax), as well as costs attributed to non-operating assets, mainly in the Northern Territory, of $3.6 million ($2.5 million after tax), system implementation costs of $2.7 million ($2.0 million after tax) and COVID-19 related costs, including donations, of $2.3 million ($1.6 million after tax). The difference between net earnings and adjusted net earnings(1) in Q3 2020 mainly related to the exclusion from adjusted net earnings(1) of the $32.6 million pre-tax ($22.8 million after tax) increase in environmental remediation provisions; $23.6 million ($18.0

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million after tax) of foreign exchange losses, as well as the $8.1 million ($5.6 million after tax) of restructuring and severance costs mainly at the Holt Complex, included in care and maintenance expense. The small difference between net earnings and adjusted net earnings(1) in Q2 2021 reflected the exclusion from adjusted net earnings(1) of systems implementation costs of $4.1 million ($3.0 million after tax), costs attributed to non-operating assets of $4.1 million ($2.9 million after tax), COVID-19 related costs of $0.9 million ($0.6 million after tax) and severance expense of $1.3 million ($1.0 million after tax). These factors were largely offset by the exclusion from adjusted net earnings(1) of $2.6 million ($1.8 million after tax) of foreign exchange gains and $3.5 million ($3.1 million after tax) of unrealized gains on warrants issued.

Adjusted net earnings(1) in YTD 2021 totalled $656.0 million ($2.46 per share) similar to the net earnings for the period of $660.3 million ($2.48 per share) and compared to adjusted net earnings(1) in YTD 2020 of $657.1 million ($2.43 per share). The small difference between net earnings and adjusted net earnings(1) in YTD 2021 related to the exclusion from adjusted net earnings(1) of the $15.6 million net tax recovery related to optimizing processing allowance deductions under the Ontario Mining Tax Act following a restructuring of the Company's Canadian corporate entities effective January 2, 2021, $14.2 million ($10.0 million after tax) of foreign exchange gains and gains on warrants totalling $4.0 million ($3.5 million after tax). Largely offsetting the impact of these factors was the exclusion from adjusted net earnings of costs attributed to non-operating assets of $11.9 million ($8.3 million after tax), systems implementation costs of $6.8 million ($5.0 million after tax), write-offs related to property, plant and equipment at Holt Complex of $6.5 million ($4.5 million after tax), COVID-19 related costs, including donations, of $7.5 million ($5.2 million after tax) and severance costs of $1.6 million ($1.1 million after tax). The difference between net earnings and adjusted net earnings (1) for YTD 2020 related to the exclusion from adjusted net earnings(1) of the $33.8 million ($24.9 million after tax) of transaction costs mainly related to the Detour Gold acquisition, the $32.6 million ($22.8 million after tax) of environmental remediation provisions in Q3 2020, $23.5 million ($21.9 million after tax) of foreign exchange losses, $14.2 million ($9.8 million after tax) of COVID-19 related costs and $17.2 million ($11.9 million after tax) of restructuring and severance costs related to the Holt Complex and Northern Territory assets.

Cash and Cash Flows

(1)Related to impact of foreign exchange rate changes on cash held by Australian entities in foreign currencies.

The Company’s cash balance at September 30, 2021 totalled $822.4 million, which compared to $858.4 million at June 30, 2021. Net cash provided by operating activities totalled $323.0 million compared to $431.1 million in Q3 2020 and $330.6 million the previous quarter. The change in net cash provided by operating activities versus Q3 2020 mainly resulted from higher income taxes paid in Q3 2021, the impact of changes in non-cash operating working capital and an increase in cash reclamation expense, which more than offset the favourable impact of increased net earnings. Compared to the previous quarter, the change in net cash provided by operating activities was mainly due to changes in non-cash operating working

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capital, which more than offset the impact of lower income taxes paid. During Q2 2021, a $98 million tax payment was made in Australia representing the final tax instalment for the 2020 tax year.

Net cash used in investing activities in Q3 2021 totalled $180.9 million versus $25.1 million in Q3 2020 and $200.8 million in Q2 2021. The change in net cash used in investing activities compared to Q3 2020 mainly reflected the receipt in Q3 2020 of $107.7 million of proceeds from the sale of the Company’s 32.6 million shares of Osisko Mining Inc. (“Osisko”) and $75.0 million received from Newmont Canada FN Holdings ULC (“Newmont”) through a strategic alliance agreement involving the Company’s Holt Complex. Also contributing to higher net cash used in investing activities in Q3 2021 was the impact of increased additions to mining interests in line with higher growth capital expenditures(1) in Q3 2021 in support of the Company’s growth projects and ongoing operations. The change in net cash used in investing activities versus Q2 2021 mainly reflected reduced additions to mining interests resulting from lower sustaining capital expenditures(1) in Q3 2021 compared to the previous quarter, which was only partially offset by higher growth capital expenditures(1) quarter over quarter.

Net cash used in financing activities in Q3 2021 totalled $177.6 million, mainly reflecting $175.3 million of cash returned to shareholders. The $175.3 million included $125.3 million used to repurchase 3,092,100 shares through the Company’s ASPP program as well as $50.0 million used for the Q2 2021 quarterly dividend of $0.1875, paid on July 14, 2021 to shareholders of record on June 30, 2021. Net cash used in financing activities in Q3 2020 totalled $145.7 million, which included $107.4 million of cash used to repurchase 2,139,300 shares through the Company’s NCIB and $34.5 million used for a quarterly dividend payment of US$0.125 per share paid on July 13, 2020 to shareholders of record as of the close of business on June 30, 2020. Net cash used in financing activities in Q2 2021 totalled $64.3 million, mainly reflecting the use of $50.1 million for the Q1 2021 quarterly dividend of $0.1875, paid on April 14, 2021 to shareholders of record on March 31, 2021, as well as $12.0 million used to repurchase 300,000 shares through the Company’s ASPP.

(1)Related to impact of foreign exchange rate changes on cash held by Australian entities in foreign currencies.

The Company’s cash balance of $822.4 million at September 30, 2021 compared to cash of $847.6 million at December 31, 2020. Net cash provided by operating activities in YTD 2021 totalled $861.7 million compared to $894.9 million as the impact of increased net earnings in YTD 2021 was more than offset by higher income taxes paid and an unfavourable impact from changes in non-cash operating working capital. Net cash used in investing activities totalled $545.9 million in YTD 2021 versus $42.6 million in YTD 2020. The significantly higher level of cash used in investing activities in YTD 2021 resulted from an increase in additions to mining interests and plant and equipment in YTD 2021 reflecting higher growth capital expenditures(1) reflecting the advancement of a number of key projects at Detour Lake and Macassa, as well as the impact on YTD 2020 net cash used in investing activities of proceeds from the sale of the Company’s Osisko shares and proceeds from the Newmont strategic alliance agreement. In addition, YTD 2020 cash used in investing activities was also reduced by the

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receipt of $173.9 million of cash acquired as part of the Detour Gold acquisition in Q1 2020. Net cash used in financing activities in YTD 2021 totalled $340.2 million, which included $333.9 million of cash returned to shareholders. The $333.9 million was comprised of $183.6 million used to repurchase 4,466,200 shares through the Company’s NCIB (including 3,392,100 shares repurchased for $137.2 million through the ASPP), as well as $150.4 million used for three dividend payments of $0.1875 per share. Net cash used in financing activities for YTD 2020 totalled $710.3 million, of which $568.9 million was returned to shareholders. Of the $568.9 million of cash returned to shareholders, $487.2 million was used to repurchase 13,198,400 shares through the Company’s NCIB, with $81.7 million used for three quarterly dividend payments. Also contributing to cash used in financing activities for YTD 2020 were $98.6 million to repay Detour Gold’s outstanding debt during Q1 2020, $30.3 million to close out Detour Gold’s hedge positions relating to forward gold sales as well as hedges on currencies and diesel fuel and $11.1 million for the payment of lease obligations.

Free cash flow(1)

Free cash flow(1) totalled $141.8 million in Q3 2021 compared to $275.7 million in Q3 2020 and $131.2 million the previous quarter. The change from Q3 2020 mainly resulted from a reduction in net cash provided by operating activities, due mainly to higher income taxes paid in Q3 2021, the impact of changes in non-cash operating working capital and higher cash reclamation costs. Also contributing to the change in free cash flow(1) from Q3 2020 were higher mineral property additions in Q3 2021 reflecting increased growth capital expenditures(1). The increase in free cash flow(1) from the previous quarter mainly related to lower mineral property additions in Q3 2021 mainly reflecting a reduction in sustaining capital expenditures(1) quarter over quarter. For YTD 2021, free cash flow(1) totalled $315.7 million versus $500.6 million in YTD 2020 with the reduction due to lower net cash provided by operating activities, reflecting higher income taxes paid in YTD 2021 and an unfavourable impact from changes in non-cash operating working capital, as well as increased mineral property additions and additions to property, plant and equipment reflecting significantly higher growth capital expenditures(1) in YTD 2021 compared to the same period in 2020. Mineral property additions in YTD 2021 totalled $237.7 million, while additions to property, plant and equipment totalled $308.3 million, which compared to $175.7 million and $218.5 million, respectively, in YTD 2020.

(1)The Review of Financial Performance section includes references to Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of this MD&A.

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REVIEW OF OPERATING MINES

Canadian Mine Operations

Macassa Mine

The Macassa Mine is located in the Municipality of Kirkland Lake, within Teck Township, District of Timiskaming, in the northeast of the province of Ontario, Canada which is approximately 600 km north of Toronto, Canada. Macassa is the Company’s foundation Canadian mining operation. Situated in one of Canada’s most historic and renowned gold mining districts, the Kirkland Lake Camp, Macassa had proven and probable Mineral reserves totalling 3.5 million tonnes grading an average of 20.1 g/t for 2.3 million ounces as at December 31, 2020. In addition, at year-end 2020 there were 308,000 tonnes grading an average of 8.7 g/t for 86,000 ounces of Mineral Reserves in near-surface zones along the Amalgamated Break, which the Company plans to access in late 2021 by driving a surface ramp.

	Three Months Ended			Nine Months Ended
Operating results	September 30, 2021	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2020

Total Ore Milled (t)	76,587	78,526	90,796	243,614	238,406
Average Grade (g/t)	19.1	15.4	19.3	19.4	17.5
Gold Contained (oz)	46,928	38,897	56,480	151,882	133,868
Recovery (%)	98.2%	97.8%	97.9%	98.0%	97.7%
Gold Produced (oz)	46,097	38,028	55,322	148,855	130,754
Gold Sold (oz)	45,484	39,588	55,601	150,552	134,681
Development metres - operating	1,939	1,957	1,968	6,140	5,721
Development metres - capital	720	880	780	1,983	3,081
Production costs	$30,153	$26,000	$34,104	$99,246	$80,156
Operating cash costs per ounce sold[1]	$657	$648	$586	$645	$573
AISC per ounce sold[1]	$859	$1,081	$848	$884	$915
Total capital expenditures (in thousands)	$42,378	$33,412	$47,094	$125,710	$92,654
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of this MD&A.

Production at Macassa in Q3 2021 totalled 46,097 ounces based on processing 76,587 tonnes at an average grade of 19.1 g/t and average recoveries of 98.2%. Q3 2021 production compared to production of 38,028 ounces in Q3 2020 and 55,322 the previous quarter. The increase in production from Q3 2020 mainly reflected a higher average grade in Q3 2021 compared to the same period a year earlier when operations were impacted by excessive heat in the mine and ongoing protocols related to the Company’s COVID-19 response. The reduction in production from Q2 2021 reflected lower tonnes processed due largely to higher levels of underground maintenance and reduced equipment availability, as well as the impact of a lower than planned average grade due mainly to mine sequencing.

Production costs in Q3 2021 totalled $30.2 million versus $26.0 million in Q3 2020 and $34.1 million the previous. Operating cash costs per ounce sold(1) averaged $657 versus $648 for the same period in 2020 and $586 the previous quarter. Excluding the impact of changes in exchange rates, operating cash costs per ounce sold(1) improved from Q3 2020 mainly due to the favourable impact of a higher average grade and tonnes processed on sales volumes in Q3 2021 more than offset by increased operating costs related to mine development and maintenance. The 12% increase in operating cash costs per ounce sold(1) from Q2 2021 resulted from the impact of lower ounces sold compared to the previous quarter, with operating cash costs(1) 9% lower compared to the previous quarter. AISC per ounce sold(1) averaged $859 in Q3 2021, a 21% improvement from $1,081 in Q3 2020 largely reflecting the impact of lower sustaining capital expenditures(1) in Q3 2021 versus the same period in 2020 as well as the impact of higher sales volumes. Sustaining capital expenditures(1) in Q3 2021 totalled $6.0 million or $133 per ounce sold versus $14.1 million or $357 per ounce sold in Q3 2020 with the reduction mainly related to lower capital development and equipment procurement. AISC per ounce sold(1) $859 in Q3 2021 compared to $848 the previous quarter with the change mainly reflecting lower sales volumes, largely offset by the impact of a reduction in sustaining capital expenditures(1), which in Q2 2021 totalled $10.9 million or $197 per ounce sold. Lower

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sustaining capital expenditures(1) in Q3 2021 compared to the previous quarter mainly related to the timing for mobile equipment procurement and lower capital development metres being completed in Q3 2021.

(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of this MD&A.

Production at Macassa for YTD 2021 totalled 148,855 ounces, based on processing 243,614 tonnes at an average grade of 19.4 g/t and average recoveries of 98.0%. The 148,855 ounces of production for YTD 2021 increased 14% from 130,754 ounces for the same period in 2020 mainly reflecting an increase in the average grade, which increased 11% from 17.5 g/t in YTD 2020. Both average grades and tonnes processed in YTD 2020 were impacted by reduced operations during Q2 2020 as part of the Company’s COVID-19 response, as well as reduced workforce productivity and equipment availability caused by excessive heat in the mine during Q3 2020. Production in YTD 2021 was below expected levels due largely to reduced equipment availability caused by increased maintenance requirements, poor battery performance and delays in receiving new batteries, with the result being lower tonnes produced, reduced operating development metres and a lower average grade resulting largely from changes to mine sequencing.

Production costs for YTD 2021 totalled $99.2 million versus $80.2 million (including $3.3 million related to the Company's COVID-19 response) in YTD 2020 with the increase largely related to a higher proportion of underground mining costs being allocated to operations versus capital expenditures as well as the impact of a stronger Canadian dollar in YTD 2021. Operating cash costs per ounce sold(1) averaged $645 compared to $573 for the same period in 2020 with the impact of higher operating cash costs(1) being partially offset by the benefit of increased sales volumes, mainly resulting from an increase in the average grade. AISC per ounce sold(1) averaged $884 for YTD 2021 versus $915 a year earlier, with the reduction mainly reflecting lower sustaining capital expenditures(1) as well as higher sales volumes in YTD 2021 versus the same period in 2020. Sustaining capital expenditures(1) totalled $26.3 million ($175 per ounce sold) compared to $39.0 million ($290 per ounce sold) in YTD 2020 with the reduction largely resulting from lower levels of capital development and reduced expenditures for equipment procurement.

(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of this MD&A.

Growth projects: Growth capital expenditures(1) at Macassa for YTD 2021 totalled $72.2 million ($29.2 million in Q3 2021). Of total growth expenditures(1) for YTD 2021, $32.7 million ($10.9 million in Q3 2021) related to the #4 Shaft project. During Q3

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2021, the shaft advanced approximately 500 feet and had reached a depth of 6,100 feet as of September 30, 2021, with development of the 6,100 Level station also being completed. The project ended Q3 2021 ahead of schedule on track for completion in late 2022. An additional $12.9 million ($3.0 million in Q3 2021) of growth capital expenditures(1) in YTD 2021 related to a ventilation expansion project, involving the development of two new ventilation raises. The first raise was completed in June 2021, with the second expected to be completed in the first half of 2022. The two new raises will add approximately 200,000 cfm of additional ventilation into the mine. The remaining growth capital expenditures(1) in YTD 2021 mainly related to a number of underground projects, including lateral development from the mine towards the #4 Shaft.

Detour Lake

Detour Lake Mine is the second largest gold producing mine in Canada. Detour Lake is located in northeastern Ontario, approximately 300 kilometres northeast of Timmins and 185 kilometres by road northeast of Cochrane, within the northernmost Abitibi Greenstone Belt. The mine is situated in the area of the historic Detour Lake open pit/underground mine operated by Placer Dome which produced 1.8 million ounces of gold from 1983 to 1999. Detour Lake has the largest Mineral Reserve based of any gold mine in Canada, which support a production life of well over 20 years. Total Mineral Reserves at Detour Lake as at December 31, 2020 included 447.4 million tonnes at an average grade of 0.96 g/t for 13.8 million ounces at an average cut-off grade above 0.5 g/t, with an additional 148.7 million tonnes at an average grade of 0.41 g/t for 2.0 million ounces at an average cut-off grade below 0.5 g/t. The low-grade Mineral Reserve will be processed mainly at the end of the mine life. On September 2, 2021, the Company announced a Mid-Year 2021 Mineral Resource update, which included an increase of 10.1 million ounces in open-pit M&I Mineral Resources to 14.7 million ounces (572.0 million tonnes at an average grade of 0.80 g/t) as at July 26, 2021. Of the 14.7 million open-pit M&I Mineral Resources, 12.2 million ounces (386.5 million tonnes at an average grade of 0.98 g/t) were established using a cut-off grade of 0.5 g/t, with an additional 2.5 million ounces (185.5 million tonnes at an average grade of 0.42 g/t) of low-grade open-pit M&I Mineral Resources using a cut-off grade of 0.35 g/t. The Mid-Year 2021 Mineral Resource update also included inferred Mineral Resources of 1.1 million ounces (48.3 million tonnes at an average grade of 0.81 g/t).

The Company obtained the Detour Lake Mine through the acquisition of Detour Gold on January 31, 2020. The results presented below for YTD 2020 are for the eight months from January 31, 2020 to September 30, 2020.

	Three Months Ended			Nine Months Ended
Operating results	September 30, 2021	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2020(2)

Total Ore Milled (t)	6,197,915	5,898,694	5,881,953	17,781,572	15,262,708
Average Grade (g/t)	1.04	0.81	0.96	0.96	0.81
Gold Contained (oz)	206,560	154,345	181,203	546,922	399,003
Recovery (%)	91.6%	90.7%	91.5%	91.8%	91.1%
Gold Produced (oz)	189,233	140,067	165,880	501,844	363,614
Gold Sold (oz)	180,016	137,632	166,374	487,502	384,270
Production costs	$109,489	$87,354	$102,590	$320,386	$260,923
Operating cash costs per ounce sold(1)	$601	$634	$610	$647	$630
AISC per ounce sold(1)	$937	$1,259	$996	$994	$1,156
Total capital expenditures (in thousands)	$118,039	$96,857	$119,281	$310,964	$205,849
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of this MD&A.
(2)Reflects results for eight months from January 31, 2020 to September 30, 2020.

Detour Lake achieved record quarterly production in Q3 2021 of 189,233 ounces based on processing 6,197,915 tonnes (67,368 tonnes per day) at an average grade of 1.04 g/t and average recoveries of 91.6%. The 189,233 ounces of production was 35% higher than the 140,067 ounces produced in Q3 2020 and increased 14% from the previous quarterly record of 165,880 ounces in Q2 2021. The increase in production quarter over quarter mainly reflected a 5% increase in tonnes processed as well as an 8% improvement in the average grade with mining during the quarter focused largely on high-grade areas as part of the Phase 2 mining plan.

Production costs at Detour Lake in Q3 2021 totalled $109.5 million (including $1.2 million of COVID-19 related costs) compared to $87.4 million in Q3 2020 and $102.6 million the previous quarter. The increase compared to Q3 2020 largely

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related to higher consumable costs, including diesel and electricity, as well as increased maintenance and contractor costs, in addition to the impact of a stronger Canadian dollar in Q3 2021, while the increase from the previous quarter mainly related to lower deferred stripping in Q3 2021 and higher levels of ore mined resulting in reduced capitalization of costs. Operating cash costs per ounce sold(1) averaged $601 in Q3 2021 versus $634 in Q3 2020 and $610 the previous quarter. The improvement in operating cash costs per ounce sold(1) compared to both prior periods largely reflected the favourable impact of a higher average grade and increased tonnes processed on sales volumes as well as the impact of changes in gold inventories. AISC per ounce sold(1) in Q3 2021 achieved a quarterly record of $937, a 26% improvement $1,259 in Q3 2020 and 6% lower than $996 the previous quarter. Sustaining capital expenditures(1) at Detour Lake in Q3 2021 totalled $51.8 million ($288 per ounce sold) compared to $80.7 million ($586 per ounce sold) in Q3 2020 and $55.6 million ($334 per ounce sold) in Q2 2021. Lower sustaining capital expenditures(1) in Q3 2021 compared to the same period a year earlier mainly related to lower deferred stripping, with most of these expenditures included as growth capital expenditures(1) in Q3 2021 as well as reduced expenditures related to tailings management, largely reflecting expenditures in Q3 2020 related to the Cell 2 starter dam, which was completed in Q4 2020. The change in sustaining capital expenditures(1) compared to the previous quarter mainly reflected lower expenditures related to tailings management.

(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of this MD&A.

Production at Detour Lake for YTD 2021 totalled 501,844 ounces, which resulted from processing 17,781,572 tonnes at an average grade of 0.96 g/t and average recoveries of 91.8%. Production in YTD 2021 increased 38% from 363,614 ounces for the eight months following the acquisition of Detour Lake on January 31, 2020 to September 30, 2020 and was 22% higher than the 410,110 ounces produced for the full nine-month period ending September 30, 2020.

Production costs at Detour Lake in YTD 2021 totalled $320.4 million (including $4.7 million of COVID-19 related costs), which compared to $260.9 million (including $7.7 million of COVID-19 related costs) for eight months in YTD 2020, from January 31, 2020 to September 30, 2020. Operating cash costs per ounce sold(1) averaged $647 in YTD 2021 versus $630 in YTD 2020. Excluding the impact of a stronger Canadian dollar in YTD 2021, operating cash costs per ounce sold(1) improved from YTD 2020 as the favourable impact of a higher average grade and tonnes processed on sales volumes more than offset higher mining costs, related to increased total tonnes mined (ore and waste), the impact of higher diesel prices and a lower proportion of mining costs being allocated to deferred stripping in YTD 2021 versus YTD 2020, as well as higher milling costs largely related to increased maintenance expense. AISC per ounce sold(1) averaged $994 in YTD 2021 compared to $1,156 in YTD 2020. During YTD 2021, sustaining capital expenditures(1) at Detour Lake totalled $144.9 million ($297 per ounce sold) compared to $188.8 million ($491 per ounce sold) for the same period in 2020. The reduction in sustaining capital expenditures(1) versus YTD 2020 largely reflected lower deferred stripping costs, which were mainly included in growth capital expenditures(1) in YTD 2021, and reduced expenditures for tailings management, largely reflecting expenditures related to the Cell 2 starter dam in YTD 2020.

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(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of this MD&A.

Growth projects: Growth capital expenditures(1) at Detour Lake in YTD 2021 totalled $137.0 million ($56.3 million in Q3 2021), including $66.4 million related to deferred stripping with the remaining $70.6 million related to the procurement of mobile equipment and projects involving the tailing management area, process plant as well as construction of a new assay lab and airfield.

Holt Mine Complex

The 100% owned Holt Mine Complex consists of three mines: The Holt Mine and Mill and the Holloway Mine, which are both located east of Matheson, approximately 20 km west of the Quebec border, within the Timmins Mining District in northeastern Ontario; and the Taylor Mine located 53 km east of Timmins, Ontario (approximately 68 km by road west of the Holt Mill). Mine production from the three mines is processed at the Holt Mill, on the Holt-Holloway property package. The Holt-Holloway property package is comprised of 48 separate property elements totalling 559 claims for an aggregate area of 11,528 hectares (“ha”). The Taylor Mine consists of 77 claims for a total area covering 3,080 ha.

Operations were suspended at the Holt Complex effective April 2, 2020 as part of the Company’s COVID-19 response and while the Company conducted a strategic review of these assets. In July 2020, the Company announced that the suspension of operations at Holt Complex would be extended until further notice. As a result, there was no production, sales, operating costs or capital expenditures from Holt Complex in Q3 2021 or YTD 2021. Care and maintenance costs in YTD 2021 related to Holt Complex totalled $3.7 million ($0.8 million in Q3 2021). In addition, the Company recorded an asset impairment of $6.5 million related to the disposal of equipment at the Holt Complex in Q1 2021.

For YTD 2020, the Holt Complex produced 29,391 ounces. Production costs in YTD 2020 totalled $36.1 million (including $2.4 million of COVID-19 related costs), while operating cash costs per ounce sold(1) averaged $1,000 and AISC per ounce sold(1) averaged $1,407. Sustaining capital expenditures(1) in YTD 2020 totalled $9.1 million ($274 per ounce sold).

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Australian Mine Operations

Fosterville Mine

The Fosterville Mine is located approximately 20 km northeast of the town of Bendigo and 130 km north of the city of Melbourne in Victoria, Australia. With a noteworthy history of gold mining in the region dating back to 1894, the current Fosterville Mine commenced commercial production in April 2005 with a sulphide plant that has produced approximately 3.0 million ounces to date. At December 31, 2020, the existing Fosterville Mine had total reserves of 3.3 million tonnes at an average grade of 15.4 g/t for a total of 1.8 million ounces. In addition, Mineral Reserves at Robbin’s Hill as at December 31, 2020 totalled 1.1 million tonnes at an average grade of 5.3 g/t for 180,000 ounces. Located approximately 4.0 kilometres from Fosterville’s existing mining operations, Robbin’s Hill has the potential to become a second mining operation to feed the Fosterville Mill.

	Three months ended,			Six months ended,
Operating results	September 30, 2021	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2020

Total Ore Milled (t)	180,255	167,533	170,315	524,776	409,708
Average Grade (g/t)	23.6	30.3	29.2	24.1	36.6
Gold Contained (oz)	136,570	163,112	160,025	407,247	481,469
Recovery (%)	98.7%	99.0%	98.7%	98.6%	99.0%
Gold Produced (oz)	134,772	161,489	157,993	401,445	476,459
Gold Sold (oz)	146,600	154,739	142,600	406,650	465,742
Development metres - operating	537	885	443	1,452	1,951
Development metres - capital	1,018	1,405	1,001	2,766	4,050
Production costs	$24,978	$22,669	$23,032	$74,795	$61,897
Operating cash costs per ounce sold(1)	$170	$142	$162	$184	$132
AISC per ounce sold(1)	$337	$349	$353	$367	$311
Total capital expenditures (in thousands)	$28,877	$35,850	$35,346	$95,945	$94,510
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of this MD&A.

The Fosterville Mine produced 134,772 ounces in Q3 2021 based on processing 180,255 tonnes at an average grade of 23.6 g/t and average mill recoveries of 98.7%. Production in Q3 2021 exceeded expected levels mainly due to continued grade outperformance in the Swan Zone. The 134,772 ounces of production in Q3 2021 compared to 161,489 ounces produced in Q3 2020 and 157,993 ounces the previous quarter. The change in production from Q3 2020 resulted from a lower average grade largely related to mine sequencing within the Swan, Audax, Benu and Raptor zones. The change in production from Q2 2021 largely reflected a greater impact from grade outperformance during the previous quarter as well as well as changes to mine sequencing with high-grade Swan Zone stopes initially planned for Q4 2021 being advanced into Q2 2021.

Production costs were $25.0 million in Q3 2021 versus $22.7 million in Q3 2020 and $23.0 million the previous quarter. Operating cash costs per ounce sold(1) averaged $170 versus $142 in Q3 2020 and $162 in Q2 2021. The increase from both prior periods largely resulted from higher tonnes mined and milled in Q3 2021 as well as the impact of a higher average grade on sales volumes in both Q3 2020 and Q2 2021. AISC per ounce sold(1) averaged $337 compared to $349 in Q3 2020 and $353 the previous quarter. Sustaining capital expenditures(1) totalled $11.4 million ($78 per ounce sold) in Q3 2021 versus $18.1 million ($117 per ounce sold) in Q3 2020 and $14.5 million ($102 per ounce sold) the previous quarter. The reduction in sustaining capital expenditures(1) from Q3 2020 mainly reflected lower levels of capital development in Q3 2021 and reduced expenditures related to mobile equipment procurement. Lower mobile equipment expenditures largely accounted for the reduction in sustaining capital expenditures(1) compared to the previous quarter.

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(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of this MD&A.

Production at Fosterville for YTD 2021 totalled 401,445 ounces, significantly higher than target levels for the first nine months of the year, largely reflecting grade outperformance in multiple Swan Zone stopes during YTD 2021. Production in YTD 2021 compared to production of 476,459 ounces for YTD 2020, with the reduction reflecting a lower average grade consistent with the Company’s previously stated plan to reduce production with the intention of creating a more sustainable operation over a longer period while the mine continues its extensive exploration program. Partially offsetting the impact of a planned reduction in the average grade was a 28% increase in tonnes processed, to 524,776 tonnes in YTD 2021.

Production costs were $74.8 million for YTD 2021 versus $61.9 million for the same period in 2020, with the increase from YTD 2020 largely resulting from the impact of a stronger Australian dollar in YTD 2021, as well as significantly higher mining and milling rates in YTD 2021 versus YTD 2020. Operating cash costs per ounce sold(1) averaged $184 versus $132 in YTD 2020, while AISC per ounce sold(1) averaged $367 compared to $311 in YTD 2020. The increases in operating cash costs per ounce sold(1) and AISC per ounce sold(1) versus levels in YTD 2020 mainly resulted from higher operating cash costs(1), largely reflecting higher mining rates in YTD 2021 and exchange rate changes year over year, as well as the impact of lower sales volumes in YTD 2021 versus YTD 2020. Sustaining capital expenditures(1) totalled $38.3 million ($94 per ounce sold), unchanged from $45.0 million ($97 per ounce sold) in YTD 2020. The reduction in sustaining capital expenditures(1) in YTD 2021 mainly reflected lower levels of capital development included in sustaining capital expenditures(1) compared to YTD 2020, with there being a greater focus on development in support of exploration activities in YTD 2021 compared to the prior year.

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(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of this MD&A.

Growth projects: Growth capital expenditures(1) at Fosterville for YTD 2021, excluding capitalized exploration, totalled $6.8 million ($3.1 million in Q3 2021), mainly related to construction of a surface refrigeration plant, power transformer station and land procurement.

Northern Territory

On February 19, 2020, the Company announced that the Northern Territory assets had been designated as non-core with the Company planning to consider strategic options for maximizing the value of these assets. In March 2020, the Company announced the suspension of test mining and processing in the Northern Territory and also the suspension of exploration activities. The decision reflected results of the test production to date, as well as other priorities within the Company. These assets have been on care and maintenance since that time. Total care and maintenance costs for the Company’s Northern Territory assets totalled $8.2 million in YTD 2021 ($2.7 million in Q3 2021) versus $10.0 million in YTD 2020 ($3.3 million in Q3 2020).

Consistent with the Company’s commitment to effective environmental management, a three-year, $60 – $65 million rehabilitation program was launched in the Northern Territory during Q3 2020, which resulted in a $32.6 million increase in the environmental remediation provisions being recorded in Q3 2020 (included as rehabilitation costs in net earnings for FY 2020). The program, which is intended to address environmental issues caused by prior owners of the assets, involves managing the Howley Streak waste dumps, rehabilitation of dams and treatment of site water inventory. The objective of the program involves restoring approximately 360ha to grazing land quality, removing waste rock dumps and filling existing open pits. September 30, 2021, approximately 8.9 million tonnes of waste rock has been removed as part of the rehabilitation program, with this phase of the program on track for completion in Q4 2021.

(1) The Review of Operating Mines section includes a number of Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of this MD&A.

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GROWTH AND EXPLORATION

On December 10, 2020, the Company issued a press release announcing its full-year 2021 guidance, which included guidance for exploration and evaluation expenditures of $170 – $190 million. The Company’s exploration guidance is divided evenly between Canada and Australia, with target exploration expenditures of $45 - $50 at Macassa, $40 – $45 million at Detour Lake and $85 – $95 million at Fosterville. During YTD 2021, exploration expenditures totalled $127.5 million ($39.4 million in Q3 2021), including capitalized exploration expenditures of $107.1 million ($31.5 million in Q3 2021) and expensed exploration expenditures of $20.4 million ($7.9 million in Q3 2021). Of total exploration expenditures in YTD 2021, $63.6 million ($19.6 million in Q3 2021) were in Canada and $63.9 million ($19.8 million in Q3 2021) were incurred in Australia. At September 30, 2021, a total of 38 drills were operating at the Company’s three cornerstone assets, including 9 underground drills and one surface drill at Macassa, 12 surface drills at Detour Lake and a total of 16 drills at Fosterville.

Canada

Macassa

For YTD 2021, the Company completed approximately 98,513 metres of underground drilling at Macassa, using up to 9 underground drills on the 3400, 5300, 5600, 5700 and 5800 levels. This drilling targeted extensions of the SMC to the east, the west and to depth, as well as areas near the contact of the SMC and the Amalgamated Break and along the Amalgamated Break. In addition, the drilling focused on infill targets within the current Mineral Resource with the aim of upgrading resources within the SMC, Lower SMC. A drill program was also initiated on the 3400 Level targeting the Amalgamated Break in a previously untested area of the mine. In addition to the underground drilling from #3 Shaft at Macassa, the Company also completed 11,273 metres of drilling from a new platform in the Near Surface Ramp targeting a previously untested area of the ‘04/Main Break and potential extensions of the current near surface resources. Total exploration expenditures at Macassa, including capitalized exploration, totalled $30.1 million for YTD 2021 ($8.2 million in Q3 2021).

Of the 98,513 metres of total underground drilling for YTD 2021, 56,486 metres were drilled to test the extents of the East, West and Lower SMC, with an additional 21,490 metres being drilled to test the Amalgamated Break. A new drill program was initiated in late August from the 5807 Decline to focus on targets associated with the Main Break in the vicinity of #4 Shaft with 2,559 metres of drilling competed YTD. Infill drilling consisted of 17,978 metres of drilling focused on upgrading resources within the SMC and Lower SMC.

A total of 11,273 metres of drilling from the Near Surface Ramp were drilled in YTD 2021 with 7,113 metres dedicated to testing previously unexplored areas of the ‘04/Main Break system and an additional 4,160 metres focused on targeting potential extension of the current near surface resources.

In addition, the Company completed 5,576 metres of drilling from surface during YTD 2021 utilizing one drill targeting shallow targets associated with near surface resource areas.

A total of 1,460 metres of underground development was completed during YTD 2021, which included the excavation of 7 diamond drill bays. Development to the east on the 5300 Level was extended 291 metres during the first nine months of 2021, including the excavation of 4 diamond drill bays. Development to the west on the 5300 Level was extended 182 metres during YTD 2021, including the excavation of 2 diamond drill bays. The Company is also advancing an exploration development heading east on the 5807 decline, with 124 metres of advance and excavation of 1 diamond drill bay completed in YTD 2021, reaching a total of 948 metres of development since work on the heading commenced in 2019. In late Q3 2020, the Company also commenced an exploration development heading on the 5150 Level to target the ’04 Break and potential extension of the SMC west of the Amikougami cross-fault, with a total of 549 metres of development having been completed as at September 30, 2021. In addition, an exploration heading is also being advanced from the 3400 Level to the southeast to access unexplored areas of the ‘04/Main Break and to provide future platforms to test hangingwall targets to the east in the upper levels of the historic mines. A total of 420 metres of development was completed in YTD 2021 with excavation of one drill bay planned in Q4 2021.

A significant new project undertaken at Macassa in 2020 was the development of an exploration decline to access and explore previously identified high-grade zones near surface along the Amalgamated Break. The portal for the decline was

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completed in Q2 2020 with the first development round excavated on June 15, 2020. By the end of 2020, the decline had advanced approximately 1,085 metres, with an additional 2,085 metres of advance being completed in YTD 2021.
On July 6, 2021, the Company announced results from 54 holes and 20,773 metres of drilling at Macassa Mine. The results highlighted the extensive potential that exists to add new Mineral Reserves and Mineral Resources in the SMC, with high-grade intersections being reported outside of the existing deposit, to the east, south and north, as well as up and down dip. In addition, the new results also include high-grade intersections in the area where the SMC merges with the Amalgamated Break, as well as the identification of potential new high-grade lenses to the southeast and in the footwall of the main SMC structure. Based on interpretations of the new drill results, the Company indicated in the press release issued on July 6, 2021, that the SMC East mineralized structure appears to be swinging to the northeast in the direction of the large corridor of high-grade mineralization that was identified along the Main Break and announced in 2020. The potential convergence of the two structures would represent an extremely attractive exploration target for future drilling.

Detour Lake

The Company is carrying out an aggressive surface exploration program at Detour Lake, to be completed by the end of 2021, aimed at expanding the present open-pit Mineral Reserve and Mineral Resource estimates both between the present Main and West pits as well as at depth below the present open-pit Mineral Resource.

Exploration diamond drilling was initiated on the Detour Lake property in mid-January 2020 with a total of 69,808 metres of drilling completed in 2020. A total of 66,115 metres of drilling in 84 holes (including 6 wedge holes) were completed between the Main Pit and West Pit locations and to the west of the West Pit, with an additional 3,693 metres of drilling in 11 drill holes targeted the 58N Zone. In YTD 2021, an additional 185,994 metres of surface drilling was completed, with the focus remaining on the areas between the Main and West pit locations and west of the West Pit. Total exploration expenditures at Detour Lake, including capitalized exploration, totalled $29.3 million in YTD 2021, including $10.0 million during Q3 2021.

Since the acquisition of Detour Lake on January 31, 2020, the Company has issued six press releases announcing encouraging drilling result, each providing increasing evidence that a much larger deposit exists along the Detour Mine Trend than is reflected in the existing Mineral Reserve. On May 4, 2021, the Company issued a press release announcing new, high-grade intersections near the bottom of the existing Mineral Resource pit shell in the Saddle Zone which highlighted the potential for growth in both open-pit and underground Mineral Resources. In addition, the results also included new intersections from the East and Central Saddle Zone which confirmed the continuity of mineralization to the west and below the Main Pit, while drilling west of the planned West Pit location intersected mineralization up to 425 metres west of existing Mineral Reserves.

On July 8, 2021, the Company released results for 43 holes (25,848 metres) of drilling which included a significant number of new intersections with attractive grades and widths. The new intersections provided additional compelling evidence that a broad and continuous corridor of mineralization exists extending from the Main Pit through the Saddle Zone to the planned West Pit location to a depth of at least 800 m below surface. In addition, the new results also continued to expand the mineralized corridor west of the planned West Pit and to identify broad zones of higher-grade mineralization extending below the Main Pit and West Pit location pit shells that highlight the potential to add new open-pit, and potentially underground, Mineral Reserves and Mineral Resources at depth.

On September 2, 2021, the Company announced an increase of 10,061,000 ounces or 216% in open-pit M&I Mineral Resources at Detour Lake, to 14,718,000 ounces (572.0 million tonnes at an average grade of 0.80 g/t) as part of its Mid-Year 2021 Mineral Resource update. Included in the 14,718,000 ounces of open-pit M&I Mineral Resources were 12,214,000 ounces (386.5 million tonnes at an average grade of 0.98 g/t) established using a cut-off grade of 0.50 g/t, with an additional 2,505,000 ounces (185.5 million tonnes at an average grade of 0.42 g/t) of low-grade Mineral Resources at a cut-off grade of 0.35 g/t. As indicated in the press release issued on September 2, 2021, the substantial increase in open-pit M&I Mineral Resources is expected to support solid growth in Mineral Reserves from the December 31 ,2020 estimate of 15,775,000 ounces (596.1 million tonnes at an average grade of 0.82 g/t) when the Company issues the December 31 ,2021 estimates in the first quarter of 2022.

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Timmins Regional Exploration

A total of 29,436 metres of drilling for $3.5 million of expenditures in YTD 2021 ($1.2 million in Q3 2021) were completed for regional exploration in Canada, largely at the Holt Complex properties. The drilling included surface exploration drilling on the Taylor Mine property, the Holloway West Project and the Melkior Property. On September 25, 2020 the Company signed an option agreement with Melkior Resources on the Carscellan property located 25 kms west of Timmins, with an initial drill program commencing in mid-October 2020 and being completed in January 2021. On November23, 2020, the Company signed an option agreement with Wallbridge Mining on the Detour East Property, which hosts a 20 km strike extension of the favourable Sunday Lake Deformation Zone into Quebec. In late Q3, 2021, a phase 1 helicopter supported drill program was initiated with 1,668 metres of drilling being completed.

Australia

Fosterville

During YTD 2021, exploration expenditures, including capitalized exploration, at Fosterville totalled $63.2 million ($19.5 million in Q3 2021). A total of 133,955 metres of surface and underground drilling was completed during YTD 2021. Underground drilling during the first nine months of 2021 continued to target the Harrier and Cygnet zones, as well as the Lower Phoenix system. Exploration drilling down-plunge in the Lower Phoenix system continued during YTD 2021, with exploration development continuing, with 1,154 metres of advance completed during the first nine months of the year (16 metres during Q3 2021). The development is being completed to establish new drill platforms in better locations to explore the Lower Phoenix system at depth. In early June, the Phoenix 3912 drill drive was completed and, by about mid-month, five drills were positioned along the drill drive to commence infill drilling into the Lower Phoenix. The Phoenix 3950 drill drive was completed in March 2021, and since that time up to two drill rigs have been infill drilling the Cygnet Zone.

Surface drilling during YTD 2021 continued to test along the Curie at Robbin’s Hill in the northern part of the Fosterville Mining license, as well as along the Herschel Fault, which also extends through the Robbin’s Hill target area. After completing close to 3,392 metres of development on a twin exploration drive from the Falcon underground workings to Robbin’s Hill in 2020, an additional 3,479 metres of advance was achieved in YTD 2021 (1,098 metres in Q3 2021). In addition, drilling from the new drive commenced during the first quarter focusing on targets in between the Falcon Pit and Robbin’s Hill. Drilling of targets at Robbin’s Hill commenced during Q3 2021 with underground drilling of key Robbin’s Hill targets to ramp up over the next several months. At September 30, 2021, Robbin’s Hill exploration drive remained on track for completion in mid-2022. Surface drilling also commenced at the southern end of the Fosterville Mining license during Q2 2021 targeting the Harrier South, Daley’s Hill and Russell Reef lines of mineralization.

On August 30, 2021, the Company releases results from 197 underground and 58 surface drill holes from five key areas across the Fosterville property, including underground targets at Lower Phoenix, the Cygnet Fault System, with associated hangingwall splay structures, and the Curie and Herschel Fault structures at Robbins Hill. The results were very encouraging and clearly demonstrated the substantial potential to discover new high-grade mineralized areas and extensions at Fosterville Mine. Included among the results, were intersections of high-grade quartz with visible gold down-plunge of the Swan Zone up to 500 metres from existing Mineral Reserves in the Lower Phoenix system, as well as at Cygnet 150 metres footwall to Swan Zone, where multiple new splay structures sub-parallel to Swan Zone have been identified, and 1,000 metres down-plunge of existing Mineral Reserves at Robbin’s Hill.

Fosterville Regional Exploration

Near the end of Q2 2021, regional surface diamond drilling commenced in EL006502, 47km north of Fosterville, with approximately 1,009 metres of drilling completed as at September 30, 2021. In addition to the drilling, other project activities included ground and airborne geophysics, geochemical soil sampling, and predictive discovery work.

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REVIEW OF FINANCIAL CONDITION AND LIQUIDITY

Kirkland Lake Gold is committed to managing liquidity by achieving positive cash flows from its mine operations to fund operating and capital requirements, including quarterly dividend payments, as well as development projects. The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; however, there are no significant accounts payable, capital lease obligations, or other payments that are outstanding past their due dates.

As at September 30, 2021, the Company had a positive working capital balance of $733.7 million, which includes a cash balance of $822.4 million, as compared to a working capital of $504.3 million and cash of $847.6 million at December 31, 2020. The strong working capital reflects ongoing free cash flow generation from the Company’s mine operations and is aided by increased revenues from higher sales volumes and the timing of sustaining and growth capital outlays.

The Company’s cash balance supplemented by cash flow from operations are expected to be sufficient to fund operations and capital requirements for at least the next twelve months.

OFF-BALANCE SHEET ARRANGEMENTS

As at September 30, 2021, the Company did not have any off-balance sheet items.

OUTSTANDING SHARE AND CONVERTIBLE EQUITY INFORMATION

Outstanding Share Information

	As at November 3, 2021	Weighted Average Exercise Price
Authorized: Unlimited number of common shares
Issued: Fully paid common shares	263,696,770	—
Issued: Stock options	116,003	C$3.77
Issued: Restricted share units	352,437	—
Issued: Performance share units	339,708	—

Terms of the Company’s equity incentive plans are outlined in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2020 and the Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2021.

QUARTERLY INFORMATION

The following selected financial data for the last eight fiscal quarters has been prepared in accordance with IFRS and should be read in conjunction with the Company’s Condensed Consolidated Interim Financial Statements for each of the periods considered below and the Consolidated Financial Statements for the three and nine months ended September 30, 2021.

	2021		2020
	Three Months Ended
(in thousands except per share amounts)	September 2021	June 2021	March 2021	December 2020
Revenue	$666,978	$662,736	$551,846	$691,548
Earnings before income taxes	$341,485	$339,126	$235,983	$337,586
Net earnings	$254,946	$244,167	$161,193	$232,573
Basic earnings per share	$0.96	$0.91	$0.60	$0.86
Diluted earnings per share	$0.96	$0.91	$0.59	$0.85

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	2020		2019
	Three Months Ended
(in thousands except per share amounts)	September 2020	June 2020	March 2020	December 2019
Revenue	$632,843	$580,975	$554,738	$412,379
Earnings before income taxes	$295,316	$225,282	$294,525	$232,042
Net earnings	$202,022	$150,232	$202,878	$169,135
Basic earnings per share	$0.73	$0.54	$0.79	$0.81
Diluted earnings per share	$0.73	$0.54	$0.77	$0.80

COMMITMENTS AND CONTINGENCIES

The Company’s capital commitments increased by approximately $36 million during the nine months ended September 30, 2021 from the year ended December 31, 2020. For additional disclosures refer to the Company’s audited Consolidated financial statements for the year ended December 31, 2020.

RELATED PARTY TRANSACTIONS

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

The Company entered into contracts with wholly-owned subsidiaries of Gekko Systems, a global mineral processing and equipment company. The total expense was $6 and $11 during the three and nine months ended September 30, 2021 (three and nine months ended September 30, 2020 - $17 and $123). Ms. Elizabeth Lewis-Gray, a member of the Company’s Board of Directors, is the Co-founder and Chair of Gekko Systems.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reporting amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ materially from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are generally recognized in the period in which the estimates are revised.

Our significant judgments, estimates and assumptions are disclosed in note 3 of the audited Consolidated financial statements for the year ended December 31, 2020.

ACCOUNTING POLICIES AND BASIS OF PRESENTATION
The Company’s significant accounting policies are disclosed in note 3 of the audited Consolidated financial statements for the year ended December 31, 2020. Any changes in or adoption of new accounting policies adopted by the Company in Q3 2021 are disclosed in note 3 of the accompanying interim financial statements.
NON-IFRS MEASURES
The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

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Free Cash Flow and Adjusted Free Cash Flow
In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. The Company calculates free cash flow by deducting cash capital spending (capital expenditures for the period, net of expenditures paid through finance leases) from net cash provided by operating activities.
The Company discloses free cash flow as it believes the measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow after capital investments and build the cash resources of the Company. The Company also discloses and calculates adjusted free cash flow by excluding items from free cash flow. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities.
Free cash flow and adjusted free cash flow is reconciled to the amounts included in the Consolidated Statements of Cash Flows as follows:

	Three Months Ended			Nine Months Ended
(in thousands)	September 30, 2021	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2020
Net cash provided by operating activities	$322,993	$431,119	$330,571	$861,737	$894,859
Mineral property additions	(80,568)	(46,475)	(98,357)	(237,711)	(175,698)
Plant and equipment	(100,635)	(108,953)	(100,987)	(308,311)	(218,522)
Free cash flow	$141,790	$275,691	$131,227	$315,715	$500,639

	Three Months Ended			Nine Months Ended
(in thousands)	September 30, 2021	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2020
Net cash provided by operating activities	$322,993	$431,119	$330,571	$861,737	$894,859
Transaction and restructuring costs related to Detour acquisition	—	—	—	—	60,494
Adjusted net cash provided by operating activities	322,993	431,119	330,571	861,737	955,353
Mineral property additions	(80,568)	(46,475)	(98,357)	(237,711)	(175,698)
Plant and equipment	(100,635)	(108,953)	(100,987)	(308,311)	(218,522)
Adjusted free cash flow	$141,790	$275,691	$131,227	$315,715	$561,133
Operating Cash Costs and Operating Cash Costs per Ounce Sold
Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.

The Company discloses operating cash costs and operating cash cost per tonne and per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ounce of gold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Sustaining and Growth Capital

Sustaining capital and growth capital are Non-IFRS measures. Sustaining capital is defined as capital required to maintain current operations at existing levels. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations. Both measurements are used by management to assess the effectiveness of investment programs.

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	Three Months Ended			Nine Months Ended
(in thousands)	September 30, 2021	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2020
Sustaining capital	$71,313	$126,501	$83,313	$218,227	$312,727
Growth capital(1)	129,878	55,394	133,354	354,197	141,155
Total capital expenditures	$201,191	$181,895	$216,667	$572,424	$453,882
Other	(1,846)	6,185	2,186	(156)	6,710
Finance leases related to IFRS 16	236	—	—	2,465	5,792
Total additions	$199,581	$188,080	$218,853	$574,733	$466,384
(1)Growth capital includes capitalized exploration.

AISC and AISC per Ounce Sold

AISC and AISC per ounce are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.

The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses, lease payments relating to sustaining assets, and reclamation cost accretion and depreciation related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital expenditures, growth exploration expenditures, reclamation cost accretion and depreciation not related to current operations, lease payments related to non-sustaining assets, interest expense, debt repayment and taxes.

Total cash costs and AISC Reconciliation

The following tables reconciles these non-IFRS measures to the most directly comparable IFRS measures available for the three and nine months ended September 30, 2021 and 2020:

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Q2 2021 MANAGEMENT DISCUSSION AND ANALYSIS

Three months ended September 30, 2021
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Detour Lake Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$—	$30,153	$109,489	$139,642	$24,978	$—	$24,978	$—	$164,620
Share-based compensation	—	(148)	(127)	(275)	—	—	—	—	(275)
COVID related costs	—	(113)	(1,198)	(1,311)	—	—	—	—	(1,311)
Restructuring Charges	—	—	—	—	—	—	—		—
Operating cash costs	—	29,892	108,164	138,056	24,978	—	24,978	—	163,034
Royalty expense	—	2,644	7,300	9,944	12,513	—	12,513	—	22,457
Stock-based compensation	40	148	127	315	—	—	386	3,075	3,776
Rehabilitation and remediation	180	78	35	293	45	—	45	—	338
General and administrative expense	—	—	—	6,314	—	—	3,222	4,778	14,314
Depreciation - ARO	—	173	1,025	1,198	173	—	173	—	1,371
Sustaining capital[1]	—	6,333	51,843	58,312	13,001	—	13,001	—	71,313
Capitalized depreciation	—	(305)	(12)	(317)	(1,622)	—	(1,622)	—	(1,939)
Sustaining leases	—	128	103	231	246	16	326	222	779
AISC	$220	$39,091	$168,585	$214,346	$49,334	$16	$53,022	$8,075	$275,443
Ounces of gold sold	—	45,484	180,016	225,500	146,600	—	146,600	—	372,100
Operating cash cost per ounce sold	$—	$657	$601	$612	$170	$—	$170	$—	$438
Sustaining capital expenditures per ounce sold	$—	$133	$288	$257	$78	$—	$78	$—	$186
AISC per ounce sold	$—	$859	$937	$951	$337	$—	$362	$—	$740
(1)Sustaining capital excludes capital costs associated with finance leases that were recognized in the period.

Nine months ended September 30, 2021
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Detour Lake Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$—	$99,246	$320,386	$419,632	$74,795	$—	$74,795	$—	$494,427
Share-based compensation	—	(439)	(393)	(832)	—	—	—	—	(832)
COVID-19 related costs	—	(453)	(4,667)	(5,120)	—	—	—	—	(5,120)
Restructuring Charges	—	(1,306)	—	(1,306)	—	—	—	—	(1,306)
Operating cash costs	—	97,048	315,326	412,374	74,795	—	74,795	—	487,169
Royalty expense	—	8,229	19,998	28,227	34,993	—	34,993	—	63,220
Stock-based compensation	50	440	393	883	—	—	918	4,716	6,517
Rehabilitation and remediation	546	159	239	944	106	—	106	—	1,050
General and administrative expense	—	—	—	18,812	—	—	12,314	13,542	44,668
Depreciation - ARO	—	560	3,262	3,822	510	—	510	—	4,332
Sustaining capital[1]	135	27,959	145,776	175,103	42,666	—	42,666	458	218,227
Capitalized depreciation	—	(1,668)	(906)	(2,574)	(4,377)	—	(4,377)	—	(6,951)
Sustaining leases	—	356	329	685	646	44	690	658	2,033
AISC	$731	$133,083	$484,417	$638,276	$149,339	$44	$162,615	$19,374	$820,265
Ounces of gold sold	—	150,552	487,502	638,054	406,650	—	406,650	—	1,044,704
Operating cash cost per ounce sold	$—	$645	$647	$646	$184	$—	$184	$—	$466
Sustaining capital expenditures per ounce sold	$—	$175	$297	$270	$94	$—	$94	$—	$202
AISC per ounce sold	$—	$884	$994	$1,000	$367	$—	$400	$—	$785
(1)Sustaining capital excludes capital costs associated with finance leases that were recognized in the period.

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Three months ended September 30, 2020
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Detour Lake Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$—	$26,000	$87,354	$113,354	$22,669	$—	$22,669	$—	$136,023
Share-based compensation	—	(275)	(137)	(412)	—	—	—	—	(412)
COVID-19 related costs	—	(75)	—	(75)	(713)	—	(713)	—	(788)
Operating cash costs	—	25,650	87,217	112,867	21,956	—	21,956	—	134,823
Royalty expense	—	2,520	5,218	7,738	13,743		13,743	—	21,481
Stock-based compensation	—	275	137	412			1,076	8,147	9,635
Rehabilitation and remediation	—	—	—	—	11	—	11	—	11
General and administrative expense	—	—	—	3,769			3,191	4,226	11,186
Depreciation - ARO	—	151	(43)	108	137	—	137	—	245
Sustaining capital[1]	41	15,062	88,962	107,413	19,055	—	19,055	33	126,501
Capitalized depreciation	—	(935)	(8,288)	(9,223)	(986)	—	(986)	—	(10,209)
Sustaining leases	3	62	121	186	31	51	82	299	567
AISC	$44	$42,785	$173,324	$223,270	$53,947	$51	$58,265	$12,705	$294,240
Ounces of gold sold	—	39,588	137,632	177,220	154,739	—	154,739	—	331,959
Operating cash cost per ounce sold	$—	$648	$634	$637	$142	$—	$142	$—	$406
Sustaining capital expenditures per ounce sold	$—	$357	$586	$554	$117	$—	$117	$—	$350
AISC per ounce sold	$—	$1,081	$1,259	$1,260	$349	$—	$377	$—	$886
(1)Sustaining capital excludes capital costs associated with finance leases that were recognized in the period.

Nine months ended September 30, 2020
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Detour Lake Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$36,054	$80,156	$260,923	$377,133	$61,897	$—	$61,897	$—	$439,030
Share-based compensation	(308)	400	(137)	(45)	—	—	—	—	(45)
COVID-19 related costs	(2,436)	(3,338)	(7,675)	(13,449)	(713)	—	(713)	—	(14,162)
By-product credit	(53)	(101)	—	(154)	(143)	—	(143)	—	(297)
Purchase price allocation	—	—	(10,967)	(10,967)	508	—	508	—	(10,459)
Operating cash costs	33,257	77,117	242,144	352,518	61,549	—	61,549	—	414,067
Royalty expense	3,807	7,222	12,824	23,853	38,135	—	38,135	—	61,988
Stock-based compensation	308	(400)	137	45	—	—	1,287	13,132	14,464
Rehabilitation and remediation	1	6	225	232	47	116	163	—	395
General and administrative expense	—	—	—	13,421	—	—	9,968	15,300	38,689
Depreciation - ARO	—	151	(336)	(185)	137	—	137	—	(48)
Sustaining capital[1]	9,592	41,408	209,023	263,371	48,106	—	48,106	1,250	312,727
Capitalized depreciation	(484)	(2,394)	(20,189)	(23,067)	(3,135)	—	(3,135)	—	(26,202)
Sustaining leases	302	138	403	843	86	149	235	812	1,890
AISC	$46,783	$123,248	$444,231	$631,031	$144,925	$265	$156,445	$30,494	$817,970
Ounces of gold sold	33,242	134,681	384,270	552,193	465,742	—	465,742	—	1,017,935
Operating cash cost per ounce sold	$1,000	$573	$630	$638	$132	$—	$132	$—	$407
Sustaining capital expenditures per ounce sold	$274	$290	$491	$435	$97	$—	$97	$—	$281
AISC per ounce sold	$1,407	$915	$1,156	$1,143	$311	$—	$336	$—	$804

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Three months ended June 30, 2021
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Detour Lake Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$—	$34,104	$102,590	$136,694	$23,032	$—	$23,032	$—	$159,726
Share-based compensation	—	(146)	(195)	(341)	—	—	—	—	(341)
COVID-19 related costs	—	(68)	(836)	(904)	—	—	—	—	(904)
Operating cash costs	—	32,584	101,559	134,143	23,032	—	23,032	—	157,175
Royalty expense	—	3,080	6,904	9,984	12,385	—	12,385	—	22,369
Stock-based compensation	10	146	195	351	—	—	421	2,867	3,639
Rehabilitation and remediation	185	81	204	470	52	—	52	—	522
General and administrative expense	—	—	—	8,196	—	—	5,336	3,364	16,896
Depreciation - ARO	—	208	1,183	1,391	192	—	192	—	1,583
Sustaining capital[1]	145	11,198	55,589	67,678	16,107	—	16,107	(472)	83,313
Capitalized depreciation	—	(267)	(17)	(284)	(1,628)	—	(1,628)	—	(1,912)
Sustaining leases	—	127	112	239	196	11	221	223	733
AISC	$340	$47,157	$165,729	$222,168	$50,336	$11	$56,168	$5,982	$284,318
Ounces of gold sold	—	55,601	166,374	221,975	142,600	—	142,600	—	364,575
Operating cash cost per ounce sold	$—	$586	$610	$604	$162	$—	$162	$—	$431
Sustaining capital expenditures per ounce sold	$—	$197	$334	$304	$102	$—	$102	$—	$223
AISC per ounce sold	$—	$848	$996	$1,001	$353	$—	$394	$—	$780

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Q1 2021 MANAGEMENT DISCUSSION AND ANALYSIS
Average Realized Price per Ounce Sold

In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounces sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Average realized price per ounce sold is reconciled for the periods presented as follows:

	Three Months Ended			Nine Months Ended
(in thousands, except per ounce amounts)	September 30, 2021	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2020
Revenue	$666,978	$632,843	$662,736	$1,881,560	$1,768,556
Silver	—	—	—	—	($297)
Foreign exchange impact	(509)	156	(1,416)	(3,135)	(2,734)
Realized Revenue	$666,469	$632,999	$661,320	$1,878,425	$1,765,525
Ounces sold	372,100	331,959	364,575	1,044,704	1,017,935
Average realized price per ounce sold	$1,791	$1,907	$1,814	$1,798	$1,734

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings and adjusted net earnings per share are used by management and investors to measure the underlying operating performance of the Company.

Adjusted net earnings is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including foreign exchange gains and losses, transaction costs and executive severance payments, purchase price adjustments reflected in inventory and other non-recurring items. Adjusted net earnings per share is calculated using the weighted average number of shares outstanding for adjusted net earnings per share.

	Three Months Ended			Nine Months Ended
(in thousands, except per share amounts)	September 30, 2021	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2020
Net earnings	$254,946	$202,022	$244,167	$660,306	$555,132
Loss (gain) on warrants	(761)	235	(3,496)	(4,029)	1,580
Transaction costs	989	—	—	989	33,838
Foreign exchange loss (gain)	(5,972)	23,592	(2,566)	(14,191)	23,474
Restructuring/Severance	—	8,132	1,306	1,602	17,178
Costs attributable to non-operating sites	3,580	6,839	4,092	11,869	13,409
COVID-19 related costs	1,311	788	904	5,120	14,162
Donation (COVID-19)	1,029	—	306	2,342	—
Holt Complex asset impairments	—	—	—	6,530	—
Rehabilitation Costs	—	32,626	—	—	32,626
System implementation costs	2,688	—	4,108	6,796	—
Income tax related to above adjustments	(876)	(20,231)	(1,884)	(5,694)	(34,311)
Change in tax filing position	(15,621)	—	—	(15,621)	—
Adjusted net earnings	$241,312	$254,003	$246,937	$656,019	$657,088
Weighted average shares outstanding - basic ('000s)	265,268	275,280	267,074	266,477	269,941
Adjusted net earnings per share	$0.91	$0.92	$0.92	$2.46	$2.43

Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)

EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

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The following is a reconciliation of EBITDA to the consolidated financial statements:

	Three Months Ended			Nine Months Ended
(in thousands)	September 30, 2021	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2020
Net earnings	$254,946	$202,022	$244,167	$660,306	$555,132
Add back:
Finance costs	1,142	2,305	838	2,826	8,268
Depletion and depreciation	108,956	86,707	111,348	324,404	262,132
Current income tax expense	68,437	66,097	45,279	156,687	195,247
Deferred income tax expense	18,102	27,197	49,680	99,601	64,744
EBITDA	$451,583	$384,328	$451,312	$1,243,824	$1,085,523

Working Capital

Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning.

The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity. Working capital is reconciled to the amounts in the Consolidated Statements of Financial Position as follows:

(in thousands)	As at September 30, 2021	As at December 31, 2020
Current assets	$1,093,638	$1,036,670
Current liabilities	359,894	532,348
Working capital	$733,744	$504,322

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INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
Kirkland Lake Gold’s management, including the CEO and CFO, are responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as described in the 2020 MD&A.

Due to its inherent limitations, internal controls over financial reporting and disclosure may not prevent or detect all misstatements. Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure controls and procedures and may make modifications from time to time as considered necessary.

For the period ending September 30, 2021, management concluded that the Company’s disclosure controls and procedures, and internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its interim financial statements prepared in accordance with IFRS.

As discussed in the annual MD&A, the Company limited the scope of the audit of its disclosure controls and procedures and internal control over financial reporting evaluation to exclude Detour Gold, as permitted by securities regulators. During the quarter ending September 30, 2021, the Company is in the process of implementing new controls and improving existing controls at Detour Gold in order to fulfill the reporting obligations set forth in the 2013 COSO Framework.

RISKS AND UNCERTAINTIES
The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Kirkland Lake Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates (which assume accuracy of projected grade, recovery rates, and tonnage estimates and may be impacted by unscheduled maintenance, labour and other operating, engineering or technical difficulties with respect to the development of its projects, many of which may not be within the control of the Company), including the ability to extract anticipated tonnes and successfully realizing estimated grades; the threat of outbreaks of viruses or other infectious disease, including COVID-19; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves; foreign exchange risks; changes in applicable laws and regulations (including tax legislation); regulatory; tax matters and foreign mining tax regimes, as well as health, safety, environmental and cybersecurity risks. For more extensive discussion on risks and uncertainties refer to the “Risks and Uncertainties” section in the December 31, 2020 Annual Information Form and the Company’s MD&A for the period ended December 31, 2020 filed on SEDAR.

FORWARD LOOKING STATEMENTS
Certain statements in this MD&A constitute ‘forward looking statements’, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, among others, the development of the Company’s properties and the anticipated timing thereof, expected production from, and the further potential of, the Company’s properties, the anticipated timing and commencement of exploration programs on various targets within the Company’s land holdings and the implication of such exploration programs (including but not limited to any potential decisions to proceed to commercial production), the anticipated impact of foreign exchange fluctuations, the anticipated overall impact of the Company’s COVID-19 response plans, including measures taken by the Company to reduce the spread of COVID-19, including but not limited to the rapid testing implemented at various sites, and whether such measures taken by the Company or others, in an attempt to reduce the spread of COVID 19 may affect the Company, whether directly or results in effects on employee health, workforce productivity, contractor availability, supply chain or other aspects of the Company’s business, the anticipated closing date of the Merger with Agnico Eagle and anticipated benefits and potential synergies associated therewith, the expectations regarding the effects of the Merger , including the ability of the combined company to successfully achieve its business objectives, including integrating the companies and the anticipated timing regarding the realization of certain potential synergies, or the effects of unexpected costs, liabilities or delays, the potential impact of the

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Merger on relationships including with regulatory bodies, employees, suppliers and competitors, risks relating to the re-rating potential of the Combined Company following the Merger, the ability to lower costs and gradually increase production, the ability of the Company to successfully achieve business objectives, the ability of the Company to achieve its longer-term outlook and the anticipated timing and results thereof, the performance of the Company’s equity investments and the ability of the Company to realize on its strategic goals with respect to such investments, the effects of unexpected costs, liabilities or delays, the potential benefits and synergies and expectations of other economic, business and or competitive factors, the Company's expectations in connection with the projects and exploration programs being met, the timing of the new life of mine plan at Detour Lake Mine and the anticipated results thereon, the release of the updated technical report with respect to the Detour Lake Mine and anticipated impact thereof, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the US dollar), mark-to-market derivative variances, possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, risks related to information technology and cybersecurity, timing and costs associated with the design, procurement and construction of the Company’s various capital projects, including but not limited to the #4 Shaft project at the Macassa Mine, the ventilation, paste plant, transformer and water treatment facility at the Fosterville Mine, the ability to obtain all necessary permits associated with the Detour Lake mine, the ability to obtain the necessary permits in connection with all of its various capital projects, including but not limited to the rehabilitation of the Macassa tailings facility and the development of a new tailings facility and the anticipated results associated therewith, mill improvements, increased tailings capacity, completion of an assay lab and other enhancements to site infrastructure at the Detour Lake mine and the anticipated results thereon, the ability to obtain renewals of certain exploration licences in Australia, native and aboriginal heritage issues, including but not limited to ongoing negotiations and consultations with the Company’s First Nations partners and the anticipated impacts and timing thereof, risks relating to infrastructure, permitting and licenses, exploration and mining licences, government regulation of the mining industry, risks relating to foreign operations, uncertainty in the estimation and realization of mineral resources and mineral reserves, quality and marketability of mineral product, environmental regulation and reclamation obligations, risks relating to the Northern Territory wet season, risks relating to litigation, risks relating to applicable tax and potential reassessments thereon, risks relating to changes to tax law and regulations and the Company's interpretation thereof, foreign mining tax regimes and the potential impact of any changes to such foreign tax regimes, competition, currency fluctuations, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the AIF of the Company for the year ended December 31, 2020 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for eventual economic extraction. Measured and indicated resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that Measured or Indicated mineral resources can be upgraded to mineral reserves through continued exploration and positive economic assessment.

INFORMATION CONCERNING ESTIMATES OF MINERAL RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES
This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian

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National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ significantly from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”) applicable to domestic reporting companies. Investors are cautioned that information contained in this MD&A may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 (“Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, following a two-year transition period, the SEC Modernization Rules replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Following the transition period, as a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are “substantially similar” to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definitions. U.S. investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

U.S. investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

TECHNICAL INFORMATION

The technical contents related to Kirkland Lake Gold Ltd. mines and properties, have been reviewed and approved by Natasha Vaz, P.Eng., Chief Operating Officer and Eric Kallio, P.Geo, Senior Vice President, Exploration. Ms. Vaz and Mr. Kallio are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this MD&A.

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